December 11, 2009


Ms. Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      ACAP Strategic Fund (f/k/a ACAP Global Fund)
         File Nos.:  811-22312, 333-160653

Dear Ms. Browning:

     On behalf of ACAP Strategic Fund (f/k/a ACAP Global Fund) (the "Fund"), we are hereby filing this letter in response to your comments to the Fund's Registration Statement on Form N-2 filed on July 17, 2009 (the "Registration Statement"), as discussed with me in a telephone conversation on November 5, 2009, and to make such other changes as the Fund deems appropriate. (We note that you also provided comments to the Registration Statement by letter dated September 2, 2009 and in connection with our telephone conversation on September 4, 2009. In turn, we filed a letter via EDGAR, responding to your initial comments, on October 9, 2009.) Below, we describe the changes we have made in response to your further comments on November 5, 2009 and provide the information you requested. We also note that certain revisions have been made to the Registration Statement to clarify the mechanics of the incentive fee, consistent with a draft of the Investment Advisory Agreement attached as Appendix B to this letter. Appendix A contains revised pages from the Registration Statement.

     For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.

     Capitalized terms used but not defined in this letter have the same meanings given in the Registration Statement.

1. PLEASE ADD DISCLOSURE TO THE FIRST PARAGRAPH OF THE FRONT COVER PAGE OF THE PROSPECTUS WHICH EXPLAINS THAT THE FUND WILL OPERATE AS AN INTERVAL FUND UNDER RULE 23C-3 OF THE 1940 ACT.

     The requested disclosure has been added to the outside front cover page. Please see page A-3.

2. IN FOOTNOTE (1) TO THE TOTAL OFFERING TABLE ON THE FRONT COVER PAGE OF THE PROSPECTUS, PLEASE INDICATE THAT THE FUND IS OFFERING "COMMON" SHARES.

     The requested disclosure has been added to the outside front cover page. Please see page A-3.

3. IN THE FIRST FULL PARAGRAPH ON THE INSIDE COVER PAGE OF THE PROSPECTUS, PLEASE CLARIFY WHEN PURCHASE ORDERS ARE ACCEPTED. PLEASE SPECIFY WHAT HOUR OF THE DAY CONSTITUTES THE CLOSE OF BUSINESS ON THE LAST BUSINESS DAY OF THE MONTH.

     We have revised the disclosure in response to the Staff's comments. Please see page A-4.

4. IN THE FIRST FULL PARAGRAPH ON THE INSIDE COVER PAGE OF THE PROSPECTUS, PLEASE CLARIFY WHEN A PROSPECTIVE INVESTOR MAY RESCIND A PURCHASE ORDER FOR SHARES IN CONNECTION WITH THE INITIAL OFFERING.

         The disclosure has been modified as requested. Please see page A-4.

5. PLEASE REPLACE THE WORD "OR" WITH "AND" IN THE THIRD SENTENCE OF THE NOTICE "TO ALL INVESTORS" ON PAGE IV OF THE PROSPECTUS. IN ADDITION, PLEASE DELETE THE NEXT SENTENCE.

     The requested changes have been made. Please see page A-6.

6. PLEASE DELETE THE SECTION IN THE PROSPECTUS SUMMARY COMPARING THE FUND TO AN UNREGISTERED PRIVATE INVESTMENT FUND.

     The requested changes have been made. Please see page A-7.

7. IN LIGHT OF THE FUND'S EXPECTED USE OF SHORT SALES, PLEASE DISCLOSE IN THE PROSPECTUS SUMMARY THE CIRCUMSTANCES UNDER WHICH THE FUND MAY HAVE A "NET-SHORT BIAS."

     The requested disclosure has been added. Please see pages A-7 and A-17.

8. PLEASE DISCLOSE THE MAXIMUM PERCENTAGE OF THE FUND'S TOTAL ASSETS THAT WOULD BE COMPRISED OF SHORT POSITIONS AND THE LIMITS OF EXPECTED BORROWINGS BY THE FUND.

     The requested disclosure has been added. Please see pages A-7, A-8 and A-10.

9. PLEASE ADD A SENTENCE TO THE PROSPECTUS SUMMARY DISCLOSING THE TAX CONSEQUENCES OF SHORT SALE TRANSACTIONS TO INVESTORS.

     The requested disclosure has been added. Please see page A-8.

10. IN CONNECTION WITH THE FUND'S NAME (ACAP GLOBAL FUND), PLEASE DISCLOSE, IN THE PRINCIPAL INVESTMENT STRATEGIES SECTION OF THE PROSPECTUS SUMMARY, THAT AT LEAST 40% OF THE VALUE OF THE FUND'S TOTAL ASSETS WILL BE INVESTED IN SECURITIES OF FOREIGN ISSUERS. IN ADDITION, PLEASE REPRESENT TO THE STAFF THAT SUCH PORTION OF THE FUND'S ASSETS (INVESTED IN FOREIGN ISSUERS) WILL BE COMPRISED OF LONG POSITIONS.

     We note that the Fund has decided to change its name to "ACAP Strategic Fund." Accordingly, this comment should no longer be applicable to the Fund.

11. PLEASE ADD DISCLOSURE TO THE DISCUSSION OF THE INCENTIVE FEE IN THE PROSPECTUS SUMMARY WHICH CLARIFIES THAT SINCE THE FUND OPERATES AS AN INTERVAL FUND UNDER RULE 23C-3 OF THE 1940 ACT, AND CONDUCTS REPURCHASE OFFERS EVERY FISCAL QUARTER, FISCAL PERIODS COULD BE TRIGGERED (AND THEREFORE, A PORTION OF THE INCENTIVE FEE WOULD BE PAYABLE TO THE ADVISER) UP TO FOUR TIMES EACH FISCAL YEAR.

     The requested disclosure has been added. Please see page A-11.

12. PLEASE INFORM THE STAFF WHETHER THE FUND WILL HAVE A WEBSITE AND IF THE WEBSITE WILL POST THE FUND'S CURRENT NET ASSET VALUE. IF THE FUND WILL HAVE A WEBSITE PLEASE DISCLOSE THIS IN THE PROSPECTUS.

     The Fund will have a website, http://www.acapfunds.com, which is disclosed on the front cover of the Prospectus. The Fund does not currently intend to post its current net asset value on the website. Rather, as disclosed on page A-12, the Fund's net asset value will be circulated to Selling Agents offering shares of the Fund.

13. PLEASE ADD DISCLOSURE TO THE SECTION ON REPURCHASE OFFERS EXPLAINING THAT SINCE SELLING AGENTS ARE RESPONSIBLE FOR DISSEMINATING THE FUND'S NET ASSET VALUE TO THEIR CUSTOMERS, THERE IS A RISK THAT THESE AGENTS MAY NOT DISSEMINATE CURRENT NET ASSET VALUE INFORMATION, WHICH WOULD IMPACT A SHAREHOLDER'S ABILITY TO EVALUATE WHETHER TO PARTICIPATE IN A REPURCHASE OFFER.

     The requested disclosure has been added. Please see page A-48.

14. PLEASE ADD "ON MARGIN (OR BORROWING FROM BANKS)" TO THE END OF THE SENTENCE THAT STATES: "THE ADVISER EXPECTS THAT THE FUND'S INVESTMENT PROGRAM WILL MAKE FREQUENT USE OF LEVERAGE BY BORROWING MONEY TO PURCHASE SECURITIES."

     The requested language has been added. Please see page A-18.

15. IN THE SUMMARY OF FUND EXPENSES PLEASE IDENTIFY THE BASIS FOR "INTEREST PAYMENTS ON BORROWED FUNDS." IN ADDITION, PLEASE DISCLOSE THE MAXIMUM PERCENTAGE OF BORROWINGS BY THE FUND WITH RESPECT TO ITS TOTAL ASSETS.

     The requested disclosure has been added. Please see footnote (4) on page A-22.

16. IN THE SUMMARY OF FUND EXPENSES PLEASE IDENTIFY THE BASIS FOR "EXPENSES ON SECURITIES SOLD SHORT." IN ADDITION, PLEASE DISCLOSE THE MAXIMUM PERCENTAGE OF THE FUND'S TOTAL ASSETS WHICH WOULD BE COMPRISED OF SHORT POSITIONS.

         The requested disclosure has been added. Please see footnote (5) on pages A-22 and A-23.

17. IN THE DISCUSSION OF "LEVERAGE & BORROWINGS RISK," IN THE PRINCIPAL RISK FACTORS SECTION, PLEASE CLARIFY THAT, ALTHOUGH THE FUND MAY ISSUE PREFERRED SHARES IT HAS NO INTENTION OF DOING SO WITHIN THE NEXT 12 MONTHS.

     The disclosure has been modified as requested. Please see page A-29.

18. IN THE DISCUSSION OF "LEVERAGE & BORROWINGS RISK," IN THE PRINCIPAL RISK FACTORS SECTION, PLEASE DISCLOSE THAT REVERSE REPURCHASE AGREEMENTS CONSTITUTE INDEBTEDNESS SUBJECT TO THE 1940 ACT'S LIMITATIONS.

     The requested disclosure has been added. Please see page A-29.

19. IN THE ADDITIONAL RISK FACTORS SECTION, IN` "THE INCENTIVE FEE" DISCUSSION, PLEASE DISCLOSE IN THE FIRST PARAGRAPH THAT THE BOARD DOES NOT EXPECT TO MONITOR SPECIFIC INVESTMENT DECISIONS BY THE ADVISER AND THE PARTICULAR TIMING OF INDIVIDUAL INVESTMENT DECISIONS AS THEY RELATE TO THE INCENTIVE FEE.

     The requested disclosure has been added. Please see page A-32.

20. IN THE INVESTMENT PROGRAM SECTION PLEASE CLARIFY THAT THE ADVISER MAY USE TOTAL RETURN SWAPS TO PURSUE THE FUND'S INVESTMENT OBJECTIVE OF MAXIMUM CAPITAL APPRECIATION AND FOR HEDGING PURPOSES.

     The requested disclosure has been added. Please see page A-37.

21. PLEASE DELETE "REDEMPTIONS AND" FROM THE TITLE OF THE SECTION "REDEMPTIONS AND REPURCHASE OFFERS."

     The change has been made as requested. Please see page A-45.



                         *******************************

     We believe that the foregoing responses, together with changes being made in the Registration Statement, are fully responsive to all of the Staff's comments.

     Please call the undersigned at (212) 756-2131 with any questions or comments.

                                               Sincerely yours,



                                               /s/ George M. Silfen
                                               ---------------------
                                               George M. Silfen

                                                                      APPENDIX A

  As filed with the Securities and Exchange Commission on [____________], 2009


                                              Securities Act File No. 333-160653

                                       Investment Company Act File No. 811-22312

--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                    FORM N-2

[X]   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[X]        PRE-EFFECTIVE AMENDMENT NO. 1
[ ]        POST-EFFECTIVE NO. ______

                                     AND/OR

[X]   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]        AMENDMENT NO. 1

                        --------------------------------

                               ACAP STRATEGIC FUND

               (Exact name of registrant as specified in Charter)

                          350 Madison Avenue, 9th Floor
                            New York, New York 10017

                     (Address of Principal Executive Offices
                    (Number, Street, City, State, Zip Code))
        Registrant's Telephone Number, including Area Code (212) 389-8713

                     ---------------------------------------


                        SilverBay Capital Management LLC
                          350 Madison Avenue, 9th Floor
                            New York, New York 10017
                                 (212) 389-8713

                    (Name and Address of Agents for Service)

                                    Copy to:
                            Kenneth S. Gerstein, Esq.
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective when declared effective pursuant to section 8(c). [X]

If appropriate, check the following box:

      [ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

      [ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement or the same offering is - ______.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


================================================================================
 TITLE OF SECURITIES      AMOUNT      PROPOSED      PROPOSED         AMOUNT OF
  BEING REGISTERED        BEING       MAXIMUM       MAXIMUM         REGISTRATION
                        REGISTERED    OFFERING      AGGREGATE           FEE*
                                      PRICE PER   OFFERING PRICE
                                       SHARE
--------------------------------------------------------------------------------
Shares of Beneficial  [40,000,000]   $[10.00]     [$400,000,000]   $[22,264.20]
Interest                 Shares
================================================================================


*A filing fee of $55.80 was previously paid to the Securities and Exchange Commission in connection with the registration of these shares.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated [____________].

PRELIMINARY PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               ACAP STRATEGIC FUND

                          Shares of Beneficial Interest

ACAP Strategic Fund (the "Fund") is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940 (the "1940 Act") as a non-diversified, closed-end management investment company. The Fund will operate as an interval fund under Rule 23c-3 of the 1940 Act and, as such, offer to repurchase between 5% - 25% of its outstanding shares at their net asset value as of or prior to the end of each fiscal quarter (as described on the next page). SilverBay Capital Management LLC will serve as the investment adviser of the Fund (the "Adviser").

The Fund's investment objective is to achieve maximum capital appreciation. The Fund pursues this objective by investing its assets primarily in equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. The Fund also pursues its objective by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. The Fund may also borrow money for investment purposes, i.e., leverage its assets. The use of short sales and leverage are speculative investment practices and involve a high degree of risk. See "Principal Risk Factors --- Leverage & Borrowings Risk."

The Fund has no plans to list its shares of beneficial interest ("shares") on any securities exchange, and there is no assurance that any secondary market will develop for shares. Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor's account with a Distributor or a Selling Agent (each as defined on the next page) and may only be transferred to persons who are "Qualified Investors" (as described on the next page).

This prospectus (the "Prospectus") sets forth concisely the information about the Fund that a prospective investor should know before investing. You are advised to read this Prospectus carefully and to retain it for future reference. A statement of additional information ("SAI") dated [____________], as it may be supplemented, containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI (the table of contents of which is on page 60 of this Prospectus), the Fund's annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by calling [(___)______]. The Fund's website is http://www.acapfunds.com. You also may obtain a copy of the SAI (and other information regarding the Fund) from the SEC's website (http://www.sec.gov). The address of the SEC's internet site is provided solely for the information of prospective investors and is not intended to be an active link.

INVESTING IN SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "PRINCIPAL RISK FACTORS" BEGINNING ON PAGE 18.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------
        ---------------------------------------- ----------------------
        Total Offering Amount (1)(2)                [$400,000,000]
        ---------------------------------------- ----------------------
        Maximum Sales Load (3)                           3.00%
        ---------------------------------------- ----------------------
        Minimum Sales Load (1)(3)                        0.00%
        ---------------------------------------- ----------------------
        Proceeds to the Fund (maximum) (4)          [$400,000,000]
        ---------------------------------------- ----------------------
        Proceeds to the Fund (minimum) (4)          [$388,000,000]
        ---------------------------------------- ----------------------

  (1) The Fund is initially offering up to [40,000,000] common shares at a fixed price of [$10.00] per share, plus a sales load (if applicable) and thereafter, will offer shares for purchase monthly at a price equal to net asset value next determined after an order is accepted, plus a sales load (if applicable).

  (CONTINUED FROM COVER PAGE)

  (2) The minimum initial investment in the Fund by an investor is $100,000, subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary, but not below $50,000. Minimum subsequent investments must be at least $25,000 (in each case, including a sales load if applicable).
  (3) Investors may be charged a sales load up to a maximum of 3% on the amount they invest. The specific amount of the sales load is not fixed and will be determined by the investor and its broker, dealer or other financial intermediary. See "The Offering --- Plan of Distribution." The sales load will not be applicable to investors that purchase shares through a fee-based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee program"). The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. The sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc.
  (4) Organizational and offering expenses are not expected to exceed $500,000. Organizational expenses of approximately $100,000 will be borne by the Adviser and/or its affiliates. The net proceeds to the Fund after payment of the estimated offering expenses of $400,000 would be approximately $387,600,000.

SMH Capital Inc. and Mainsail Group, L.L.C. (each, a "Distributor" and together, the "Distributors"), underwriters under the federal securities laws, serve as co-distributors of the Fund's shares on a best efforts basis. Pursuant to the terms of each Distributor's distribution agreement with the Fund, each Distributor may retain unaffiliated brokers or dealers to act as selling agents ("Selling Agents") to assist in the distribution of shares. The Fund reserves the right to withdraw, cancel, suspend or modify the offering of shares at any time. The Fund is initially offering up to [40,000,000] common shares at a fixed price of [$10.00] per share, plus a sales load (if applicable) (the "Initial Offering") and, following the close of the Initial Offering, which is currently anticipated to be on or about [_________], will offer shares for purchase monthly at a price equal to net asset value next determined after an order is accepted, plus a sales load (if applicable). Purchase orders for shares sold in connection with a monthly offering must be received in proper form by a Distributor prior to the close of business (normally 5pm) on the day of the month specified by the Distributors in a written communication to the Selling Agents (and communicated by Selling Agents to their customers), which is generally anticipated to be six business days prior to the end of a month (a "Closing Time"). At each Closing Time (and at the close of the Initial Offering, for purchase orders received in connection with the Initial Offering) purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (net of the sales load, if applicable) as of the first business day of the next month following submission of an investor's purchase order. Investors will receive written or electronic confirmation of each transaction and regular reports showing account balances. A prospective investor may rescind a purchase order for shares at any time prior to the close of the Initial Offering or thereafter, prior to a Closing Time.

Pursuant to the distribution agreements, the Fund pays ongoing shareholder servicing fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund.

Shares of the Fund may be purchased only by investors who certify to the Fund or its agents that they have a net worth of more than $1.5 million (or in the case of an individual, a joint net worth with their spouse of more than $1.5 million) ("Qualified Investors"). In order to purchase shares, a prospective investor must submit a completed investor certification (a form of which is included as Appendix A to this Prospectus) to a Distributor or Selling Agent prior to the Closing Time. The Fund reserves the right to reject, in its sole discretion, any purchase order for shares in whole or in part at any time. Shares may only be purchased through, and with funds drawn on, an investor's brokerage account with a Distributor or Selling Agent. Additional information regarding the process for buying shares is set forth under "The Offering --- Purchase Terms; Minimum Investment" and "Investor Qualifications and Suitability."

Investors may not be able to sell their shares. The Fund has no plans to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for shares. Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor's account with a Distributor or a Selling Agent and may only be transferred to persons who are Qualified Investors. If an investor attempts to transfer shares to someone who is not a Qualified Investor or to an account with a broker or dealer that has not entered into a selling agreement with a Distributor, the transfer will not be permitted. See "Investor Qualifications and Suitability --- Investor Suitability: Transfer Restrictions."

The Fund will operate as an "interval fund" under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase at least 5% of its outstanding shares at their net asset value at regular intervals. Currently, the Fund intends to offer to repurchase 25% of its outstanding shares as of or prior to the end of each fiscal quarter. However, repurchase offers in excess of 5% of the Fund's outstanding shares for any particular fiscal quarter is entirely within the discretion of the Fund's board of trustees and, as a result, there can be no assurance that the Fund would make repurchase offers for amounts in excess of 5% of the Fund's outstanding shares. There can be no assurance that shareholders tendering shares for repurchase in any such offer will have all of their tendered shares repurchased by the Fund. See "Additional Risk Factors --- Repurchase Offers" and "Repurchase Offers --- Oversubscribed Repurchase Offer." The Fund intends to complete its first quarterly repurchase offer in July 2010. See "Repurchase Offers --- Repurchase of Shares."

(CONTINUED FROM INSIDE FRONT COVER)

The Fund pays the Adviser a monthly management fee computed at the annual rate of 2.00% of the Fund's average daily net assets. Additionally, following the end of each fiscal year (and whenever the Fund conducts a share repurchase offer, as described herein), the Fund pays the Adviser an incentive fee (the "Incentive Fee") generally equal to 20% of the Fund's net profits, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. For purposes of calculating the Incentive Fee, net profits will generally be determined by calculating the amount by which the net assets of the Fund as of the end of a fiscal year exceeds the net assets as of the beginning of the fiscal year (excluding increases or decreases of net assets associated with share issuances, repurchases or dividends or other distributions). For more details regarding the Incentive Fee, see "Fees and Expenses --- Incentive Fee." The Incentive Fee structure presents risks that are not present in investment funds without incentive fees. See "Additional Risk Factors --- The Incentive Fee." The fees paid by the Fund to the Adviser are similar to those of private investment funds, but significantly higher than those of most other registered investment companies. See "Fees and Expenses --- Management Fee" and "--- Incentive Fee."

                              --------------------

SHARES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                THE REST OF THE PAGE IS INTENTIONALLY LEFT BLANK

                                TO ALL INVESTORS

     This prospectus (the "Prospectus") does not constitute an offer to sell or the solicitation of an offer to buy, and no sale of shares will be made, in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should rely only on information contained in this Prospectus, the Fund's statement of additional information and exhibits filed by the Fund. Each prospective investor should consult his, her or its own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor. Prospective investors should read this Prospectus carefully before investing and retain it for future reference.

                                 PRIVACY POLICY

     An important part of our commitment to you is our respect to your right to privacy. Protecting all the information we are either required to gather or which accumulates in the course of doing business with you is a cornerstone of our relationship with you.

     We collect information about you (such as your name, address, social security or tax identification number, assets and income) in the course of doing business with you or from documents that you may deliver to us or to an agent of the Fund. We may use this information to effectively administer our customer relationship with you. It also permits us to provide efficient, accurate and responsive service, to help protect you from unauthorized use of your information and to comply with regulatory and other legal requirements. These include those related to institutional risk control and the resolution of disputes or inquiries.

     We do not disclose any nonpublic, personal information about our clients, former clients or investors to third parties, except as permitted or required by law. We maintain physical, electronic and procedural safeguards to protect such information, and limit access to such information to those employees who require it in order to provide products or services to you.

     To service your account and effect transactions, we may provide your personal information to our affiliates and to firms that assist us in servicing your account and have a need for such information, such as a broker or administrator. We may also disclose such information to service providers and financial institutions with whom we have joint marketing arrangements. We require third party service providers and financial institutions with which we have joint marketing arrangements to protect the confidentiality of your information and to use the information only for the purposes for which we disclose the information to them. We do not otherwise provide information about you to outside firms, organizations or individuals except to our attorneys, accountants and auditors and as permitted by law.

     It may be necessary, under anti-money laundering or other laws, to disclose information about you in order to accept your purchase order. Information about you may also be released if you so direct, or if we, or an affiliate, are compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

     We are committed to upholding this Privacy Policy. We will notify you on an annual basis of our policies and practices in this regard and at any time that there is a material change thereto.



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                                       A-6

                               PROSPECTUS SUMMARY

In making an investment decision, an investor must rely upon his, her or its own examination of ACAP Strategic Fund (the "Fund") and the terms of the offering, including the merits and risks involved in acquiring shares of beneficial interest ("shares") in the Fund. This is only a summary of information to consider before investing and is qualified in its entirety by the more detailed information that follows elsewhere in this prospectus (the "Prospectus"). An investor should review the entire Prospectus and statement of additional information ("SAI"), available upon request, before making a decision to purchase shares of the Fund.

THE FUND ACAP Strategic Fund (the "Fund") is a newly organized Delaware statutory trust that is registered under the Investment Company Act of 1940 (the "1940 Act") as a non-diversified, closed-end management investment company. SilverBay Capital Management LLC, a newly formed Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940 (the "Advisers Act"), will serve as the investment adviser of the Fund (the "Adviser"). The Adviser will be controlled by its managing member, Alkeon Capital Management, LLC ("Alkeon"), which is registered with the SEC as an investment adviser. Mr. Panayotis ("Takis") Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund's portfolio manager (the "Portfolio Manager").

PRINCIPAL INVESTMENT            The Fund's  investment  objective  is to achieve
STRATEGIES                      maximum capital  appreciation.  The Fund pursues
                                this objective by investing its assets primarily
                                in  equity   securities   of  U.S.  and  foreign
                                companies  that the  Adviser  believes  are well
                                positioned  to  benefit  from  demand  for their
                                products or services,  including  companies that
                                can innovate or grow  rapidly  relative to their
                                peers in their markets.  "Growth  companies" are
                                generally    considered    to   possess    these
                                characteristics.  For  purposes  of  the  Fund's
                                investment  program,  "equity  securities" means
                                common  and  preferred  stocks   (including  IPO
                                securities),   convertible   securities,   stock
                                options  (call and put  options),  warrants  and
                                rights.  The Fund may also seek maximum  capital
                                appreciation   by   effecting   short  sales  of
                                securities  when the Adviser  believes  that the
                                market   price  of  a  security   is  above  its
                                estimated  intrinsic or fundamental value. Under
                                circumstances   when  the   Adviser   identifies
                                greater  opportunities for capital  appreciation
                                by effecting  short sales (relative to investing
                                in long  positions),  the Fund's  portfolio  may
                                have a "net-short  bias," where the dollar value
                                of the short positions  exceed the value of long
                                positions.  The Fund may also effect short sales
                                for hedging purposes. Due
                                to  limitations  imposed  by the  1940  Act  and
                                operational  requirements,  the  Fund  generally
                                expects  that no more  than  50  percent  of its
                                total  assets  would  be  represented  by  short
                                sales. (See "Principal Risk Factors --- Leverage
                                &  Borrowings  Risk.") The Adviser  also expects
                                that the  Fund's  investment  program  will make
                                frequent use of leverage. Borrowings by the Fund
                                (which  do  not  include  short  and  derivative
                                transactions)  will not exceed 33 1/3 percent of
                                the Fund's total assets.  (See  "Principal  Risk
                                Factors ---  Leverage &  Borrowings  Risk.") The
                                use of short sales and leverage  are  considered
                                speculative  investment  practices  and  involve
                                certain  risks.  In  addition,  the  Fund,  as a
                                result of certain short sale  transactions,  may
                                recognize short term capital gain, which will be
                                passed through to investors as ordinary  income.
                                (For  a more  detailed  discussion  of  the  tax
                                consequences  of short  sale  transactions,  see
                                "Certain  Tax  Matters  ---  Taxation  of  Short
                                Sales.")  The Adviser may use total return swaps
                                to gain long or short  investment  exposures  in
                                lieu of purchasing or selling an equity security
                                directly.  The use of swaps  exposes the Fund to
                                counterparty  credit risk (See  "Principal  Risk
                                Factors  ---  Counterparty  Credit  Risk.")  The
                                Adviser will invest the Fund's  assets in equity
                                securities without regard to the issuer's market
                                capitalization.  The  Fund  may  invest  without
                                limitation in  securities of "foreign  issuers,"
                                which,  for these  purposes,  are companies that
                                derive a  majority  of their  revenue or profits
                                from foreign  businesses,  investments or sales,
                                or that  have a  substantial  portion  of  their
                                operations   or  assets   abroad.   The   Fund's
                                investments  in foreign  companies  may  include
                                companies   that  are  located  in,  or  conduct
                                business   in,   emerging   or  less   developed
                                countries.   These   investments  are  typically
                                subject  to  certain  risks  to a  much  greater
                                degree than investments in developed  countries.
                                (See   "Principal   Risk   Factors  ---  Foreign
                                Investment Risk.")

                                In making investment decisions for the Fund, the Adviser uses fundamental investment analysis and research to identify attractive investment opportunities. The Adviser's investment process involves a research driven, bottom-up analysis of a security's potential for appreciation or depreciation, and includes consideration of the financial condition, earnings outlook, strategy, management and industry position of issuers.
                                This analytical process involves the use of valuation models, review and analysis of published research, and, in some cases, discussions with industry experts and company visits. The Adviser also takes into account economic and market conditions.

                                Historically, Alkeon, the managing member of the Adviser, has found significant opportunities for
                                maximum  capital   appreciation
                                in the equity securities of companies which derive a major portion of their revenue directly or indirectly from business lines which benefit, or are expected to benefit, from technological events, advances or products ("Technology Companies"). These include companies whose processes, products or services, in the judgment of Alkeon, are or may be expected to be significantly benefited by scientific developments in the application of technical advances in manufacturing and commerce. Conversely, Alkeon has also found opportunities for maximum capital appreciation in the equity securities of companies that are, or may be expected to be, disadvantaged by technological events, advances or products. As a result, these companies, together with Technology Companies, are expected to comprise a significant portion of the Fund's portfolio. The Fund's investment program may also include investments in the equity securities of companies in a variety of other industries and sectors.

                                The Fund's investment program is speculative and entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

NON-PRINCIPAL INVESTMENT        In   addition   to  its   principal   investment
PRACTICES                       strategies,  the Fund  may,  from  time to time,
                                invest in debt securities and certain derivative
                                instruments  (in  addition  to the  options  and
                                swaps  described  under  "Principal   Investment
                                Strategies"), such as forward contracts, options
                                on stock  indices and  structured-equity  notes.
                                The Fund  may also  purchase  retail  shares  of
                                exchange-traded  funds that are registered under
                                the 1940  Act  ("ETFs")  and  retail  shares  of
                                similar   investment   vehicles   that  are  not
                                registered under the 1940 Act (together with the
                                ETFs,  "Traded Funds") and effect short sales of
                                these shares.  Transactions  in Traded Funds may
                                be used in seeking maximum capital  appreciation
                                or  for  hedging  purposes.  During  periods  of
                                adverse   market   conditions   in  the   equity
                                securities markets, the Fund may deviate from its investment objective and invest all or a portion of its assets in high quality debt securities, money market instruments, or hold its assets in cash. The Fund also invests in money market instruments for liquidity purposes.
                                (See "Non-Principal Fund Investment Practices and Their Risks.")

BORROWINGS                      The  Fund is  authorized  to  borrow  money  for
                                investment purposes, to meet repurchase requests
                                and for  liquidity  purposes.  Borrowings by the
                                Fund (which do not include short and  derivative
                                transactions)  will not exceed 33 1/3 percent of
                                the   Fund's   total   assets.   Borrowing   for
                                investment   purposes  (a   practice   known  as
                                "leverage") is a speculative investment practice and involves certain risks. The Adviser expects that the Fund's investment program will make frequent use of leverage. (See "Principal Risk
                                Factors --- Borrowings & Leverage Risk.")

MANAGEMENT OF THE FUND          The board of trustees of the Fund (the  "Board")
                                has overall responsibility for the management and supervision of the operations of the Fund.
                                It has delegated responsibility for management of the Fund's day-to-day operations to the Adviser. (See "Management of the Fund.")

THE ADVISER                     The Adviser, SilverBay Capital Management LLC, a
                                newly formed Delaware limited liability company,
                                will  serve  as the  investment  adviser  of the
                                Fund.   Pursuant  to  an   investment   advisory
                                agreement   with   the   Fund   (the   "Advisory
                                Agreement"), the Adviser is responsible for: (i)
                                developing   and    implementing    the   Fund's
                                investment  program,  (ii)  managing  the Fund's
                                investment  portfolio  and making all  decisions
                                regarding  the purchase and sale of  investments
                                for  the  Fund,  and  (iii)  providing   various
                                management and administrative services to the Fund. The Adviser will be controlled by Alkeon.

                                Mr. Sparaggis, the Fund's Portfolio Manager, manages other accounts in accordance with an investment strategy that is substantially similar to that of the Fund. (See "Performance Information.")

MANAGEMENT FEE &                In  consideration  of  services  provided by the
INCENTIVE FEE                   Adviser,  the Fund  pays the  Adviser  a monthly
                                management  fee  computed  at the annual rate of
                                2.00% of the  Fund's  average  daily net  assets
                                (the  "Management  Fee"). The Fund also pays the
                                Adviser  promptly  after the end of each  Fiscal
                                Period (as  defined  below) a  performance-based
                                incentive fee (the "Incentive Fee") in an amount
                                equal to 20% of the Fund's net profits,  if any,
                                subject to reduction  for prior period losses of
                                the Fund that have not been offset by subsequent
                                net  profits.  For purposes of  calculating  the
                                Incentive  Fee, net profits  means the amount by
                                which:  (a) the net assets of the Fund as of the
                                end of a Fiscal Period,  increased by the dollar
                                amount of shares of the Fund repurchased  during
                                the  Fiscal  Period   (excluding  shares  to  be
                                repurchased  as of the  last  day of the  Fiscal
                                Period after determination of the Incentive Fee)
                                and  by  the  amount  of  dividends   and  other
                                distributions  paid to
                                shareholders  during the  Fiscal  Period and not
                                reinvested in additional  shares  (excluding any
                                dividends and other  distributions to be paid as
                                of the last day of the Fiscal  Period),  exceeds
                                (b)  the  net  assets  of  the  Fund  as of  the
                                beginning of the Fiscal Period, increased by the
                                dollar  amount  of  shares  of the  Fund  issued
                                during the Fiscal Period  (excluding  any shares
                                issued in connection  with the  reinvestment  of
                                dividends  and other  distributions  paid by the
                                Fund).  Net assets  means the total value of all
                                assets of the Fund,  less an amount equal to all
                                accrued debts,  liabilities  and  obligations of
                                the  Fund,  determined  in  accordance  with the
                                valuation and accounting policies and procedures
                                of the Fund.  The  Incentive Fee will be payable
                                promptly  after the end of each  Fiscal  Period,
                                subject to the "high  water  mark" as  described
                                below.  "Fiscal Period" means each  twelve-month
                                period  ending on the  Fund's  fiscal  year-end,
                                provided that whenever the Fund conducts a share
                                repurchase  offer,  the  period of time from the
                                last Fiscal  Period-end  through  the  effective
                                date of the repurchase  offer also constitutes a
                                Fiscal Period. (Upon termination of the Advisory
                                Agreement,  the Fund will pay the  Incentive Fee
                                to the  Adviser as if the date of  effectiveness
                                of such  termination  is the  end of the  Fund's
                                fiscal year.) In the event that an Incentive Fee
                                is payable with respect to a Fiscal  Period that
                                is not the  Fund's  fiscal  year-end  due to the
                                Fund's share  repurchases,  only that portion of
                                the  Incentive Fee that is  proportional  to the
                                Fund's  assets  paid in  respect  of such  share
                                repurchases   (not  taking   into   account  any
                                proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period.
                                Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal
                                Periods could be triggered (and, therefore, a portion of the Incentive Fee, if any, would be payable to the Adviser) up to four times each fiscal year. For purposes of determining the Fund's net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of the Fund's fiscal year).

                                The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund's operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable. This is sometimes known as a "high water mark." (See "Fees and

                                Expenses --- Incentive  Fee.")

                                The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. (See "Additional Risk Factors --- The Incentive Fee.") In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies.

THE OFFERING                    Shares  of the  Fund  are  being  offered  in an
                                initial offering (the "Initial Offering") at a price of $[10.00] per share plus a sales load of up to 3% (if applicable). The Initial Offering is currently anticipated to terminate on [________], 2009, subject to extension.

                                After the Initial Offering is closed, shares of the Fund will be offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, if applicable, a sales load of up to 3% of the amount invested (as described below). Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares. The Fund's net asset value per share will be circulated to Selling Agents offering shares of the Fund.

                                The minimum initial investment in the Fund by an investor is $100,000, subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary, but not below $50,000. Subsequent investments must be at least $25,000. The minimum investment requirements may be reduced or waived for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and as may be determined by the Board.

                                Shares may only be purchased through, and with funds drawn on, an investor's brokerage account with a Distributor or Selling Agent (each as defined below). In order to purchase shares, a prospective investor must submit a completed investor certification (a form of which is included in Appendix A to this Prospectus) to a Distributor or Selling Agent. The Fund reserves the right to reject, in its sole discretion, any request to purchase shares of the Fund at any time. The Fund also reserves the right to suspend or terminate the offering of shares at any time. Additional information regarding the share purchase process is set forth under "Investor Qualifications and Suitability."

                                SMH Capital Inc. ("SMH") and Mainsail Group, L.L.C. ("Mainsail," and together with SMH, the "Distributors"), underwriters under the federal securities laws, serve as co-distributors of shares on a best efforts basis, pursuant to the terms of each Distributor's distribution agreement with the Fund, and may retain unaffiliated brokers or dealers to act as selling agents ("Selling Agents") to assist in the distribution of shares. SMH will have a non-controlling equity interest in the Adviser, pursuant to which it participates in a portion of the revenue generated by the Adviser. Mainsail is affiliated with Alkeon, the managing member of the Adviser. Selling Agents are entitled to charge a sales load to each investor on the purchase price of its shares of up to 3%. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent. The sales load is expected to be waived for the Adviser and its affiliates, including its personnel and members of their immediate families. In addition, the sales load is not applicable to investors that purchase shares through a fee-based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee program"). The sales load will neither constitute an investment made by the investor in nor form part of the assets of the Fund. The Selling Agents' receipt of the sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc.

SHAREHOLDER SERVICING FEES      Under the terms of each  distribution  agreement
                                with the Fund, the Fund pays ongoing shareholder
                                servicing fees to the Distributors to compensate
                                them  for   providing,   or  arranging  for  the
                                provision  of,  ongoing  investor  services  and
                                account maintenance services to investors in the
                                Fund.  Each  Distributor  may  retain  all  or a
                                portion  of  these  payments.   These  fees  are
                                accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund (the "Shareholder Servicing Fees"). (See
                                "Fees and  Expenses  ---  Shareholder  Servicing
                                Fees.")

FUND EXPENSES                   The Fund  bears  all  expenses  incurred  in its
                                business and operations,  other than those borne
                                by the Adviser or by the  Distributors  pursuant
                                to their  agreements  with the Fund,  including,
                                but  not  limited  to:  all  investment  related
                                expenses  (e.g.,  costs  and  expenses  directly
                                related to portfolio  transactions and positions
                                for  the  Fund's  account  such  as  direct  and
                                indirect  expenses  associated with investments,
                                transfer  taxes and premiums,  taxes withheld on
                                foreign income, brokerage commissions,  interest
                                and commitment fees on loans and debit balances,
                                borrowing  charges  on  securities  sold  short,
                                dividends  on   securities   sold  but  not  yet
                                purchased and margin fees);  the

                                Management Fee; the Incentive Fee; the Shareholder Servicing Fees; any non-investment related interest expense; offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; and any extraordinary expenses. (See "Fees and Expenses --- Other Fees and Expenses of the Fund.")

INVESTOR QUALIFICATIONS         Shares  of the  Fund  may be  purchased  only by
                                investors  who certify to the Fund or its agents
                                that  they  have a net  worth of more  than $1.5
                                million  (or in the  case  of an  individual,  a
                                joint net worth with  their  spouse of more than
                                $1.5 million) ("Qualified Investors"). (Appendix
                                A to this Prospectus includes a form of investor
                                certification that must be completed in order to
                                purchase   shares.)  Shares  may  be  held  only
                                through a Distributor or a Selling Agent.

                                Any attempt to transfer shares to someone who is not a Qualified Investor or to an account with a broker or dealer that has not entered into a selling agreement with a Distributor will not be permitted and will be void. (See "Investor Qualifications and Suitability.")

INVESTOR SUITABILITY            AN INVESTMENT  IN THE FUND INVOLVES  SUBSTANTIAL
                                RISKS AND IS NOT  NECESSARILY  SUITABLE  FOR ALL
                                ELIGIBLE   INVESTORS.   Prior   to   making   an
                                investment  decision,  you should:  (i) consider
                                the  suitability of this investment with respect
                                to  your  investment   objectives  and  personal
                                situation, (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult with your broker, dealer or other financial adviser to determine whether an investment in the Fund is suitable for your risk profile. (See "Investor
                                Qualifications and Suitability.")

UNLISTED CLOSED-END             The Fund is organized as a closed-end management
STRUCTURE; LIMITED              investment company. Closed-end funds differ from
LIQUIDITY AND TRANSFER          open-end   management    investment    companies
RESTRICTIONS                    (commonly   known  as  mutual   funds)  in  that
                                shareholders  of a  closed-end  fund do not have
                                the  right to  redeem  their  shares  on a daily
                                basis.  In  addition,  the  Fund has no plans to
                                list its shares on any securities exchange,  and
                                there is no assurance that any secondary  market
                                will develop for the Fund's shares. Although the
                                Fund will make  quarterly  offers to  repurchase
                                its shares,  there can be no assurance  that the
                                Fund  will   repurchase   all  shares  that  are
                                tendered by a shareholder in
                                connection with any repurchase offer.

                                Shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through a Distributor or a Selling Agent. The Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of shares and should be viewed as a long-term investment.

QUARTERLY REPURCHASE            The Fund  will  operate  as an  "interval  fund"
OFFERS                          under Rule  23c-3 of the 1940 Act and,  as such,
                                provides  a  limited   degree  of  liquidity  to
                                shareholders.  As an interval fund, the Fund has
                                adopted  a   fundamental   policy  to  offer  to
                                repurchase at least 5% of its outstanding shares
                                at their net asset  value at regular  intervals.
                                Currently,   the  Fund   intends   to  offer  to
                                repurchase 25% of its outstanding shares as of or prior to the end of each fiscal quarter.
                                However, repurchase offers in excess of 5% of the Fund's outstanding shares for any particular fiscal quarter is entirely within the discretion of the Fund's board of trustees and, as a result, there can be no assurance that the Fund would make repurchase offers for amounts in excess of 5% of the Fund's outstanding shares.
                                If the number of shares tendered for repurchase in any repurchase offer exceeds the number of shares that the Fund has offered to repurchase, the Fund will repurchase shares on a pro-rata basis, and tendering shareholders will not have all of their tendered shares repurchased by the Fund. (See "Repurchase Offers --- Oversubscribed
                                Repurchase Offer.")

PRINCIPAL RISK FACTORS          An investment in the Fund involves a high degree
                                of  risk.  There  can be no  assurance  that the
                                Fund's investment objective will be achieved. In
                                particular,  the Fund's use of  leverage,  short
                                sales  and  derivative   transactions   can,  in
                                certain  circumstances,  result  in  significant
                                losses  to the  Fund.  The  value of the  Fund's
                                investments   can  be  reduced  by  unsuccessful
                                investment strategies,  poor selection of equity
                                securities,  poor  economic  growth,  pronounced
                                market  volatility,   and  political  and  legal
                                developments.

                                Because the Fund primarily invests in common stocks and other equity securities, the value of the Fund's portfolio will be affected by daily movements in the prices of equity securities. These price movements may result from factors affecting individual companies, industries or the securities markets as a whole. Individual companies may report poor results or be negatively affected by industry, regulatory and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, stock markets can be volatile at times, and stock prices can change drastically. This market risk will affect the Fund's share price, which will fluctuate as the values of the Fund's investment securities and other assets change. Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time.

                                The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may exceed those of other investment companies. A high portfolio turnover rate (one that exceeds 100% in our view) may also result in the greater realization of capital gains, including short-term gains which are taxable to shareholders at the same rates as ordinary income. (See "Principal Risk Factors --- Active Management Risk.")

                                Investing in securities of Technology Companies involves additional risks. These risks include: the fact that certain companies in the Fund's portfolio may have limited operating histories; rapidly changing technologies and products which may quickly become obsolete; cyclical patterns in information technology spending which may result in inventory write-offs, cancellation of orders and operating losses; scarcity of management, engineering and marketing personnel with appropriate technological training; the possibility of lawsuits related to technological patents; changing investors' sentiments and preferences with regard to investments in Technology Companies (which are generally perceived as risky) with their resultant effect on the price of underlying securities; and volatility in the U.S. and foreign stock markets which may disproportionately affect the prices of securities of Technology Companies and thus cause the Fund's performance to experience substantial volatility. The Fund is thus subject to these and other risks associated with Technology Companies to a much greater extent than a fund that does not emphasize these investments. (See "Principal Risk Factors --- Technology Company Securities.")

                                The Fund may invest a substantial portion of its assets in the securities of "growth companies." Investing in growth companies involves substantial risks. Securities of growth companies may perform differently from the stock market as a whole and may be more volatile than other types of stocks. Since growth companies usually invest a significant portion of earnings in their businesses, they may lack the dividends of value stocks that can cushion the impact of declining stock prices in a falling market. Also, earnings disappointments often lead to sharply falling prices for growth company stocks because investors buy growth company stocks in anticipation of superior earnings growth. Securities of growth companies may also be more expensive relative to their earnings or assets compared to value or other types of stocks. (See "Principal Risk Factors --- Growth Company Securities.")

                                The Fund may effect short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. The Fund may also effect short sales for hedging purposes. A short sale involves selling a security the Fund does not own in anticipation that the security's price will decline. Under circumstances when the Adviser identifies greater opportunities for capital appreciation by effecting short sales (relative to investing in long positions), the Fund may have a "net-short bias," where the dollar value of short positions in the portfolio exceeds the dollar value of long positions. The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls. Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transaction costs, where in the case of a short sale, there is no limit on the loss that may be incurred. (See "Principal Risk Factors --- Risk of Short Sales.")

                                When effecting short sales of securities, the Fund will receive a dollar amount (the "net short proceeds") equal to the value of the securities sold short and will deposit and retain such net short proceeds with the brokerage firm through which it effected the short sale transactions (the "Prime Broker"). The Fund expects that, initially, its Prime Broker will be Morgan Stanley & Co. Incorporated. Because the Fund expects to effect short sales as part of its principal investment strategy, the Fund expects that the short proceeds deposited with the Prime Broker could represent a material portion of the Fund's total assets. This may expose the Fund to significant risks or difficulty in obtaining access to its assets in the event of the default or bankruptcy of its Prime Broker. It is expected that the Adviser will monitor on an ongoing basis the creditworthiness of the Prime Broker.

                                The Fund will be subject to counterparty credit risk with respect to its use of total return swap contracts. If a counterparty to a swap contract becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. To partially mitigate this risk, the Adviser will seek to effect swap transactions only with counterparties that it believes are creditworthy. (See "Principal Risk Factors --- Counterparty Credit Risk.")

                                The Adviser expects that the Fund's investment program will make frequent use of leverage by borrowing money to purchase securities on margin (or borrowing from banks). This practice is speculative and involves certain risks. Because short sales involve borrowing securities and then selling them, the Fund's short sales have the additional effect of leveraging the Fund's assets. Although leverage can increase investment returns if the Fund earns a greater return on investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment returns if the Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the impact of changes in the value of investments held by the Fund on the Fund's net asset value and thus can increase the volatility of the Fund's net asset value per share. In the event that the Fund's portfolio investments decline in value, the Fund could be subject to a "margin call" and will be required to deposit additional collateral with the lender or suffer mandatory liquidation of securities pledged as collateral for its borrowings. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. (See "Principal Risk Factors --- Leverage & Borrowings Risk.")

                                The Fund invests in equity securities without regard to the issuer's market capitalization. Accordingly, the Fund may invest significantly in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks. The stocks of these companies often have less management depth, narrower market penetrations, less diverse product lines, and fewer resources than larger companies. Due to these and other factors, stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the stocks of larger companies. (See "Principal Risk Factors --- Market Capitalization Risk.")

                                The Fund may invest without limitation in securities of "foreign issuers," which, for these purposes, are companies that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad. (Some of these "foreign issuers" may be legally organized or have principal offices located in the U.S.) Investments in foreign issuers are affected by risk factors generally not thought to be present in the U.S., including, among other things, increased political, regulatory, contractual and economic risk and exposure to currency fluctuations. The Fund may also invest in companies located in, or doing business in, emerging or less developed countries. These investments are typically subject to the foregoing risks to a much greater degree than investments in developed countries and thus, investments in less developed countries could potentially increase volatility in the Fund's net asset value. There is no limit on the amount of the Fund's assets that may be invested in companies located or doing business in emerging market countries. (See "Principal Risk Factors --- Foreign Investment Risk.")

                                The  Fund  is  a  "non-diversified"   investment
                                company. Thus, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund's assets that may be invested in the securities of any one issuer. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments. (See "Principal Risk Factors --- Non-Diversified Status.")

ADDITIONAL RISK FACTORS         The  Incentive  Fee may create an incentive  for
                                the   Adviser   to   cause   the  Fund  to  make
                                investments that are riskier or more speculative
                                than  those  that  might  have  been made in the
                                absence of the Incentive  Fee. In addition,  the
                                application   of  the   Incentive  Fee  may  not
                                correspond   to   a   particular   shareholder's
                                experience   in  the  Fund   because   aggregate
                                cumulative  appreciation  is  calculated  on  an
                                overall   basis   allocated   equally   to  each
                                outstanding share. The Incentive Fee is accrued daily as a liability of the Fund and so reduces the net asset value of all shares.

                                Each of the Fund and the Adviser is recently formed and has no operating history upon which investors can evaluate its performance. However, the personnel of the Adviser responsible for managing the Fund's investment portfolio has substantial experience in managing investments and investment funds, including those that have investment programs similar to that of the Fund. (See "Performance Information.")

                                Shares of the Fund are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund will offer to repurchase its shares quarterly, there can be no assurance that the Fund will repurchase all shares tendered by a shareholder for repurchase in any such offer.

                                In light of the foregoing risks, an investment in shares of the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss
                                of   your    investment.

                                NO GUARANTEE OR REPRESENTATION IS MADE THAT THE INVESTMENT PROGRAM OF THE FUND WILL BE SUCCESSFUL OR THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

POTENTIAL CONFLICTS OF          THE  INVESTMENT  ACTIVITIES  OF ADVISER  AND ITS
INTEREST                        affiliates  for their own accounts and for other
                                accounts they manage may give rise to conflicts of interest that may disadvantage the Fund. (See
                                "Potential Conflicts of Interest.")

DISTRIBUTION POLICY             Dividends will be paid annually on the shares in
                                amounts  representing  substantially  all of the
                                Fund's net  investment  income,  if any,  earned
                                each  year.  Payments  on  shares  will  vary in
                                amount  depending on investment  income received
                                and  expenses  of  operation.  It is likely that
                                many of the  companies in which the Fund invests
                                will not pay any dividends,  and this,  together
                                with the Fund's relatively high expenses,  means
                                that the Fund is  unlikely to have income or pay
                                dividends. The Fund is not a suitable investment
                                if  you   require   regular   dividend   income.
                                Dividends  and  capital  gain  distributions  to
                                shareholders  will be  automatically  reinvested
                                unless the Fund is otherwise  instructed  by the
                                shareholder through its broker,  dealer or other
                                financial   intermediary.

TAXATION The Fund intends to: (i) elect to be treated as a "Regulated Investment Company" (a "RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"); and (ii) to qualify as a RIC for federal income tax purposes. As such, the Fund will generally not be subject to federal income tax on its taxable income and gains that it distributes to shareholders. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. Fund dividends and capital gains distributions, if any, are taxable to most investors and will be taxable whether or not they are reinvested in shares of the Fund. (See "Description of Shares --- Certain Tax Matters" and, in the

                                SAI, "Tax Aspects.")

REPORTS TO SHAREHOLDERS         As soon  as  practicable  after  the end of each
                                taxable year, the Fund furnishes to shareholders
                                such  information  as is  necessary  for them to
                                complete   their   income  tax  or   information
                                returns, along with any other tax information required by law.

                                The Fund sends unaudited semi-annual and audited annual reports to shareholders within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

TERM The Fund's term is perpetual, except that the Fund may be terminated as provided in the Agreement and Declaration of Trust of the Fund.

FISCAL YEAR                     The Fund's  fiscal year ends on each October 31.
                                The  Fund's  tax year  for  federal  income  tax
                                purposes   also   ends  on  each   October   31.

ADMINISTRATOR                   PNC  Global  Investment  Servicing  (U.S.)  Inc.
                                ("PNC"),   located  at  301  Bellevue   Parkway,
                                Wilmington, Delaware 19809, serves as the Fund's
                                administrator      and     provides      various
                                administrative and accounting services necessary for the operations of the Fund.

CUSTODIAN                       PFPC  Trust  Company,  located  at 8800  Tinicum
                                Boulevard,     4th     Floor,      Philadelphia,
                                Pennsylvania, serves as the custodian for the Fund's assets and is responsible for maintaining custody of the Fund's cash and investments and for retaining sub-custodians to maintain custody of foreign securities held by the Fund.

TRANSFER AGENT                  PNC also serves as transfer  agent and registrar
                                with respect to shares of the Fund.

LEGAL COUNSEL                   Schulte Roth & Zabel LLP, 919 Third Avenue,  New
                                York, NY 10022, serves as U.S. legal counsel to the Fund. The firm also acts as U.S. legal counsel to the Adviser and its affiliates with respect to certain other matters. The firm does not represent potential investors in the Fund.

                            SUMMARY OF FUND EXPENSES

     The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.

SHAREHOLDER TRANSACTION EXPENSES

 Maximum Sales Load
   (as a percentage of offering price) (1).................................3.00%

ANNUAL EXPENSES (as a percentage of net assets attributable to shares)

 Management Fee ...........................................................2.00%
 Incentive Fee (2)...........................................................20%
 Shareholder Servicing Fees (3)............................................0.25%
 Interest Payments on Borrowed Funds (4)...................................0.18%
 Expenses on Securities Sold Short (5).....................................0.56%
 Other Expenses (6) .......................................................0.58%
 TOTAL ANNUAL EXPENSES (EXCLUDING THE INCENTIVE FEE)  .....................3.57%
----------------
(1) In connection with initial and additional investments, investors may be charged a sales load of up to 3% of the amounts transmitted in connection with their purchases of shares. No sales load will be charged to certain types of investors. (See "The Offering --- Plan of Distribution.")

(2) The Fund pays the Adviser promptly after the end of each Fiscal Period a performance-based incentive fee in an amount equal to 20% of the Fund's net profits, if any, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. For purposes of calculating the Incentive Fee, net profits will generally be determined by calculating the amount by which the net assets of the Fund as of the end of a Fiscal Period exceeds the net assets as of the beginning of the Fiscal Period (excluding increases or decreases of net assets associated with share issuances, repurchases or dividends or other distributions). For purposes of determining the Fund's net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of a Fiscal Period). (See "Fees and Expenses --- Incentive Fee.")

(3) The Fund pays ongoing shareholder servicing fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund. (See "Fees and Expenses --- Shareholder Servicing Fees.")

(4) "Interest Payments on Borrowed Funds" is based on the Portfolio Manager's historical experience in implementing an investment strategy substantially similar to that of the Fund. However, this amount may vary in the current year and going forward, depending on market conditions as well as the availability of investment opportunities. Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 1/3 percent of the Fund's total assets. The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for liquidity purposes.

(5) The Fund may effect short sales of securities for both capital appreciation and for hedging purposes. "Expenses on Securities Sold Short" is based on the Portfolio Manager's historical experience in implementing an investment strategy substantially similar to that of the Fund. However, this amount may vary in the current year and going forward, depending on whether the securities the Fund sells short pay dividends, the size of any such dividends and the amount of interest expenses on short sales paid to a broker when the proceeds of the short sale are released to the Fund. Due to limitations imposed by the 1940 Act and operational requirements, the Fund generally expects that no more than 50 percent of its total assets would be represented by short sales.

(6) "Other Expenses" are estimated based on net assets of the Fund of $200 million and include, among other things, organization and offering expenses, administration fees, legal fees, the independent auditor's fees, printing costs and fees payable to the Independent Trustees.

                    ----------------------------------------

Example                             1 Year      3 Years      5 Years    10 Years
-------                             ------      -------      -------    --------
You would pay the following
expenses (including the Incentive
Fee) on a $1,000 investment,
assuming a 5% annual return
and a sales load of 3%:             $45.58      $136.74      $227.90    $455.80

You would pay the following
expenses (including the Incentive
Fee) on a $1,000 investment,
assuming a 5% annual return
(without a sales load):             $46.62      $146.96      $257.59    $586.36

The example includes the payment of the Incentive Fee and assumes that the Fund's annual return is 5%. The Incentive Fee is calculated based on the Fund's net profit, which is generally determined by calculating the amount by which the net assets of the Fund as of the end of a Fiscal Period exceeds the net assets as of the beginning of the Fiscal Period (excluding increases or decreases of net assets associated with share issuances, repurchases or dividends or other distributions), subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. As a result, the dollar amounts in the example could be significantly higher if the Fund's actual rate of return exceeds 5%.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown in the example. For a more complete description of the various costs and expenses, see "Fees and Expenses." Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

                             PRINCIPAL RISK FACTORS

          ACAP STRATEGIC FUND (THE "FUND") IS A SPECULATIVE INVESTMENT AND AN INVESTMENT IN THE FUND'S SHARES OF BENEFICIAL INTEREST ("SHARES") ENTAILS
SUBSTANTIAL RISKS. THERE CAN BE NO ASSURANCE THAT THE FUND'S INVESTMENT OBJECTIVE WILL BE ACHIEVED. IN PARTICULAR, THE FUND'S USE OF LEVERAGE, ACTIVE TRADING, SHORT SALES AND DERIVATIVE INSTRUMENTS CAN, IN CERTAIN CIRCUMSTANCES, RESULT IN SIGNIFICANT LOSSES TO INVESTORS WHO PURCHASE SHARES ("SHAREHOLDERS").

GENERAL

          All securities investments risk the loss of capital. Shareholders may experience a significant decline in the value of their investment. Prospective shareholders should invest only if they can sustain a complete loss of their investment. To the extent that the Fund makes substantial investments in securities of a single issuer or issuers in a single industry sector, the risk of any investment decision is increased. In addition, the value of the Fund's investments can be reduced by unsuccessful investment strategies, poor selection of equity securities, poor economic growth, pronounced market volatility, and political, regulatory and legal developments. Shareholders could lose some or all of their investment.

          Recent economic developments may magnify the risk of investing in the Fund. Dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities, but spreading to credit default swaps and other derivative instruments, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Additionally, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions, reflecting an ongoing concern about the stability of the financial markets generally and the strength of counterparties. More recently, this economic turmoil has spread beyond the banking and financial services industry and has begun to affect other seemingly unrelated industries, such as the U.S. automobile industry. The depth of the current financial crisis is continuing to expand and its ultimate scope, reach and affect cannot be predicted.

          Consequences of this economic turmoil that may adversely effect the Fund include, among other things:

          o a lack of available credit, lack of confidence in the financial sector and reduced business activity, all which could materially and adversely affect the Fund and economic conditions generally. For example, the Fund offers to repurchase a certain percentage of its outstanding shares each fiscal quarter. The erosion of confidence in the financial sector, and the continuing deterioration of the financial markets and economic conditions generally, could lead to larger numbers of shareholders tendering their Fund shares for repurchase. This could result in a general decline in the Fund's asset base over time, thus hampering the Fund's ability to effectively invest its capital to achieve its investment objective. (See "Repurchase Offers --- Consequences of Repurchase Offers.") The longer these conditions persist, the greater the probability that these factors could have an adverse effect on the Fund's financial results and continued viability;

          o a significant decline in the equity markets which may reduce the value of the Fund's portfolio securities; and

          o the possibility that utilizing short-selling transactions, derivative instruments and hedging strategies of the type the Fund may use might not perform as intended or expected, resulting in higher realized losses and unforeseen cash needs. In addition, these transactions depend on the performance of various counterparties. Due to the unprecedented challenging conditions in the financial markets, these counterparties may fail to perform, thus rendering the Fund's transactions ineffective, which would likely result in significant losses to the Fund. (See "Principal Risk Factors --- Counterparty Credit Risk.")

          Even if legislative or regulatory initiatives or other efforts successfully stabilize and add liquidity to the financial markets, the Fund may need to modify its investment strategies in the future in order to satisfy new regulatory requirements or to compete in a changed business environment. For example, the U.S. government has indicated its willingness to implement additional measures as it may see fit to address changes in market conditions, and further Congressional responses to this financial crisis may result in a comprehensive overhaul of the regulatory infrastructure governing the financial system. These future governmental measures may have further negative consequences for the Fund and its investments and may diminish future opportunities available to it in ways that cannot be predicted.

          Given the volatile nature of the current market disruption and the uncertainties underlying efforts to mitigate or reverse the disruption, the Fund and the investment adviser of the Fund, SilverBay Capital Management LLC (the "Adviser"), may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments and trends in new products and services, in the current or future market environment. Such a failure could materially and adversely affect the Fund's investments and its ability to meet its investment objective.

ACTIVE MANAGEMENT RISK

          The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may exceed those of other investment companies. A high portfolio turnover rate (one that exceeds 100% in our view) may also result in the greater realization of capital gains, including short-term gains which are taxable to shareholders at the same rates as ordinary income.

RISK OF EQUITY SECURITIES

          The Fund primarily invests in "equity securities," which, for these purposes, means common and preferred stocks (including initial public offerings or "IPOs"), convertible securities, stock options (call and put options), warrants and rights. Thus, the value of the Fund's portfolio will be affected by daily movements in the prices of equity securities. These price movements may result from factors affecting individual companies, industries or the securities markets as a whole. Individual companies may report poor results or be negatively affected by industry, regulatory and/or economic trends and developments. The prices of securities issued by such companies may suffer a decline in response. In addition, stock markets can be volatile at times, and stock prices can change drastically. This market risk will affect the Fund's share price, which will fluctuate as the values of the Fund's investment securities and other assets change. Not all stock prices change uniformly or at the same time, and not all stock markets move in the same direction at the same time.

          In addition, special risks are associated with investments in IPO securities including a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in IPOs are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospect of achieving them. (See "Principal Risk Factors --- Market Capitalization Risk.")

          Convertible securities also carry unique risks. The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). Therefore, the investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security is increasingly influenced by its conversion value. A convertible security generally sells at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income or preferred security, as applicable.

          A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to

          It should be noted that the Adviser's definition of "Technology Companies" (as indicated above) covers companies in a broader range of industries and sectors than those that are more commonly considered technology companies. As a result, the Fund's portfolio and performance may not resemble those of funds that are concentrated in more traditional technology companies.

GROWTH COMPANY SECURITIES

          The Fund may invest a substantial portion of its assets in "growth companies." Investing in growth companies involves substantial risks. Securities of growth companies may perform differently from the stock market as a whole and may be more volatile than other types of stocks. Since growth companies usually invest a significant portion of earnings in their businesses, they may lack the dividends of value stocks that can cushion the impact of declining stock prices in a falling market. Also, earnings disappointments often lead to sharply falling prices for growth company stocks because investors buy growth company stocks in anticipation of superior earnings growth. Securities of growth companies may also be more expensive relative to their earnings or assets compared to value or other types of stocks.

RISK OF NET-LONG BIAS

          The Fund's portfolio may operate with a "net-long bias," i.e., the dollar value of long positions in the portfolio exceed the dollar value of short positions. As a result, in a declining equity market environment, operating with a net-long bias could subject the Fund's portfolio to more downside volatility than would be the case if the Fund's portfolio had greater short exposure.

RISK OF SHORT SALES

          The Fund may seek maximum capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. For example, the Fund may "short" a security of a company if the Adviser believes the security is over-valued in relation to the issuer's prospects for earnings growth. In addition, the Fund may attempt to limit exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Adviser believes possess volatility characteristics similar to those being hedged. At times, the Fund may be exposed significantly to short positions and, as a result, the dollar value of short positions in the portfolio could exceed the dollar value of long positions.

          To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transactions costs, where in the case of a short sale, there is no limit on the loss that may be incurred. Moreover, the amount of any gain achieved through a short sale will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the Fund's investment portfolio. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund. In addition, the Fund, as a result of certain short sale transactions, may recognize short term capital gain, which will be passed through to investors as ordinary income. (SEE "Certain Tax Matters --- Taxation of Short Sales.")

          The Fund may also make short sales against-the-box, in which it sells short securities it owns or has the right to obtain without payment of additional consideration. If the Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in-kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.

          When effecting short sales of securities, the Fund will receive a dollar amount (the "net short proceeds") equal to the value of the securities sold short and will deposit and retain such net short proceeds with the brokerage firm through which it effected the short sale transactions (the "Prime Broker"). The Fund expects that, initially, its Prime Broker will be Morgan Stanley & Co. Incorporated. Because the Fund expects to effect short sales as part of its principal investment strategy, the Fund expects that the short proceeds deposited with the Prime Broker could represent a material portion of the Fund's total assets. This may expose the Fund to significant risks or difficulty in obtaining access to its assets in the event of the default or bankruptcy of its Prime Broker. It is expected that the Adviser will monitor on an ongoing basis the creditworthiness of the Prime Broker.

COUNTERPARTY CREDIT RISK

          The Fund will be subject to counterparty credit risk with respect to its use of total return swap contracts. If a counterparty to a swap contract becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. To partially mitigate this risk, the Adviser will seek to effect swap transactions only with counterparties that it believes are creditworthy. The Adviser will consider the creditworthiness of counterparties in the same manner as it would review the credit quality of a security to be purchased by the Fund. However, there is no assurance that a counterparty will remain creditworthy or solvent.

LEVERAGE & BORROWINGS RISK

          The Adviser expects that the Fund's investment program will make frequent use of leverage by borrowing money to purchase securities. (Although the Fund may issue preferred shares, it has no intention of doing so within the next 12 months.) The practice of leveraging by borrowing money is speculative and involves certain risks. Because short sales involve borrowing securities and then selling them, the Fund's short sales have the additional effect of leveraging the Fund's assets.

          Purchasing equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. This involves the transfer by the Fund of the underlying security to a counterparty in exchange for cash proceeds based on a percentage (which can be as high as 95% to 100%) of the value of the debt instrument and, as described below, constitutes indebtedness subject to limitations of the Investment Company Act of 1940 (the "1940 Act"). Borrowings by the Fund (which do not include short and derivative transactions) will not exceed 33 1/3 percent of the Fund's total assets.

          Although leverage can increase investment returns if the Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment returns if the Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the impact of changes in the value of investments held by the Fund on the Fund's net asset value and thus can increase the volatility of the Fund's net asset value per share. In the event that the Fund's portfolio investments decline in value, the Fund could be subject to a "margin call" and will be required to deposit additional collateral with the lender or suffer mandatory liquidation of securities pledged as collateral for its borrowings. In the event of a sudden, precipitous drop in value of the Fund's assets, the Fund might not be able to liquidate assets quickly enough to pay off its borrowing. Leverage also creates interest expense that may lower the Fund's overall returns. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Fund also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

          The 1940 Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund incurs the indebtedness. The staff of the Securities and Exchange Commission's Division of Investment Management (the "SEC Staff") takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement.

          The SEC Staff has stated, however, that it will not deem a portfolio position involving these instruments to be subject to the Asset Coverage Requirement if an investment company "covers" its position by segregating liquid securities on its books or in an account with its custodian in amounts sufficient to offset the liability associated with the position. Generally, in conjunction with portfolio positions that are deemed to constitute senior securities, the Fund must: (1) observe the Asset Coverage Requirement; (2) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (3) otherwise cover the portfolio position with offsetting portfolio securities. Segregation of assets or covering portfolio positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

          In order to obtain "leveraged" market exposure in certain investments and to increase the overall return to the Fund of various investments, the Fund may purchase options and other synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and therefore may, in some cases, involve significant risks of loss. See "Special Investment Instruments and Techniques" in the Fund's statement of additional information ("SAI").

          There is no guarantee that a leveraging strategy will be successful.

MARKET CAPITALIZATION RISK

          The Adviser will invest the Fund's assets in equity securities without regard to the issuer's market capitalization. Accordingly, the Fund may invest significantly in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks. The stocks of these companies often have less liquidity than the stocks of larger companies and these companies frequently have less management depth, narrower market penetrations, less diverse product lines, and fewer resources than larger companies. Due to these and other factors, stocks of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the stocks of larger companies.

FOREIGN INVESTMENT RISK

          The Fund may invest without limitation in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Securities of foreign issuers in which the Fund may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. The Adviser defines "foreign issuers" as companies that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad. Since there are companies that may be legally organized or have principal offices located in the U.S. that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a substantial portion of their operations or assets abroad, such companies are also considered to be "foreign issuers" for these purposes.

          Risk factors affecting foreign investments include, but are not limited to, the following: varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of the Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in U.S. securities.

          Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of the Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, the Fund may incur costs in connection with conversion between various currencies. The Fund may also invest in companies located in, or doing business in, emerging or less developed countries. These investments are typically subject to the foregoing risks to a much greater degree than investments in developed countries and thus, investments in less developed countries could potentially increase volatility of the Fund's net asset value. There is no limit on the amount of the Fund's assets that may be invested in companies located or doing business in emerging market countries.

          The Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Fund anticipates purchasing or selling a foreign security. This technique would allow the Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of the Fund's existing holdings of foreign securities. There may be, however, imperfect correlation between the Fund's foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may also be used for non-hedging purposes to pursue the Fund's investment objective (subject to any policies established by the board of trustees of the Fund (the "Board")), such as when the Adviser anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Fund's investment portfolio. There is no requirement that the Fund hedge all or any portion of its exposure to foreign currency risks.

NON-DIVERSIFIED STATUS

          The Fund is a "non-diversified" investment company. Thus, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund's assets that may be invested in the securities of any one issuer. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments.

                             ADDITIONAL RISK FACTORS

THE INCENTIVE FEE

           The Incentive Fee (as described below) may create an incentive for the Adviser to cause the Fund to make investments that are riskier or more speculative than those that might have been made in the absence of the Incentive Fee. In addition, the Adviser may time investments in order to maximize income under the Incentive Fee. While the Board does not expect to monitor specific investment decisions by the Adviser and the particular timing of individual investment decisions as they relate to the Incentive Fee, the Board, as part of its fiduciary duties and responsibilities under the 1940 Act (relating to future determinations as to whether to renew the investment advisory agreement with the Adviser), expects to consider whether the Incentive Fee is fair and reasonable.

          The Incentive Fee is accrued daily as a liability of the Fund and so reduces the net asset value of all shares. The repurchase price received by a shareholder whose shares are repurchased in a repurchase offer will reflect an Incentive Fee accrual if the Fund has experienced positive performance through the date of repurchase. However, the Fund will not accrue an Incentive Fee for any period unless it has fully recovered any cumulative losses from prior fiscal periods. This is sometimes known as a "high water mark." An Incentive Fee accrual may subsequently be reversed if the Fund's performance declines. No adjustment to a repurchase price will be made after it has been determined.

          Whenever shares are repurchased in a repurchase offer, or the Fund pays a dividend or a distribution, the amount of any cumulative loss will be reduced in proportion to the reduction in the Fund's assets paid in respect of such repurchase or in respect of such dividend or distribution. For example, if the Fund has a cumulative loss of $5 million, and 5% of the Fund's shares are repurchased in a repurchase offer (meaning that 5% of the Fund's assets are paid out to tendering shareholders), then the amount of the cumulative loss will be reduced by 5% (or $250,000) to $4,750,000. Under this scenario, the Fund will not accrue an Incentive Fee until it recovers the cumulative loss of $4,750,000. However, the amount of any cumulative loss incurred by the Fund will not be increased by any sales of shares (including shares issued as a result of the reinvestment of dividends and distributions). Consequently, as the number of outstanding shares increases, the per-share amount (but not the dollar amount) of a cumulative loss will be reduced. As a result, if a shareholder does not reinvest its distributions, the benefits that such shareholder would receive from a cumulative loss (if any) will be diluted. This means that an investor may bear a higher percentage Incentive Fee than it otherwise would. SEE "Additional Risk Factors --- Repurchase Offers," "Fees and Expenses --- Incentive Fee," and "Repurchase Offers --- Consequences of Repurchase Offers."

          The application of the Incentive Fee may not correspond to a particular shareholder's experience in the Fund because aggregate cumulative appreciation is calculated on an overall basis allocated equally to each outstanding share. For example, a shareholder may acquire shares after the Fund's trading has resulted in a cumulative loss. If so, that shareholder's shares will not be subject to having their net asset value reduced by the Incentive Fee until sufficient gains have been achieved to exceed such losses, despite the fact that all gains allocated to such shares from the date of purchase will constitute aggregate cumulative appreciation in respect of such shares. Conversely, the shares which had been outstanding when such losses were incurred may be subject to having their net asset value reduced by the Incentive Fee, even though the net asset value per share is below the net asset value at which such shares were issued. In addition, when shares are issued at a net asset value reduced by the accrued Incentive Fee and such accrued Incentive Fee is subsequently reversed due to trading losses, the reversal will be allocated equally among all outstanding shares (increasing the net asset value per share), including those shares whose purchase price had itself been reduced by the accrued Incentive Fee being reversed.

           Very few investment advisers to registered investment companies receive an incentive fee similar to that to which the Adviser is entitled. However, the Incentive Fee is comparable to performance-based fees charged by private funds. While the Board does not expect to monitor specific investment decisions by the Adviser and the particular timing of individual investment decisions as they relate to the Incentive Fee, the Board, as part of its fiduciary duties and responsibilities under the 1940 Act (relating to future determinations as to whether to renew the investment advisory agreement with the Adviser), expects to consider whether the Incentive Fee is fair and reasonable.

REPURCHASE OFFERS

          The Fund will offer to purchase only a portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular repurchase offer. If a repurchase offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder. The potential for pro-ration may cause some investors to tender more shares for repurchase than they wish to have repurchased. SEE "Repurchase Offers --- Oversubscribed Repurchase Offer."

          The Fund's repurchase policy may have the effect of decreasing the size of the Fund over time from what it otherwise would have been. It may, therefore, force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase.

          The Incentive Fee is accrued as an expense of the Fund daily and thus reduces the net asset value of all shares. The repurchase price received by an investor whose shares are repurchased in a quarterly repurchase offer will therefore reflect an accrual for the Incentive Fee if the Fund has experienced an increase in net assets due to investment operations from the beginning of the fiscal period through the date of repurchase. However, that Incentive Fee accrual may subsequently be reversed if the Fund's performance declines. No adjustment to a repurchase price will be made after it has been fixed. SEE "Repurchase Offers --- Consequences of Repurchase Offers."

LACK OF OPERATING HISTORY

          Each of the Fund and the Adviser is recently formed and has no operating history upon which investors can evaluate its performance. Moreover, as the Adviser is recently formed it has not yet managed a registered investment company. However, the Adviser's managing member, Alkeon Capital Management, LLC ("Alkeon"), as well as the Fund's portfolio manager, Mr. Panayotis ("Takis") Sparaggis (the "Portfolio Manager"), and other personnel of the Adviser have substantial experience in managing investment portfolios, including portfolios primarily composed of equity securities. In addition, Mr. Sparaggis manages investment funds and accounts that have investment programs that are substantially similar to the investment program of the Fund. SEE "Performance Information" and "Management of the Fund."

LIQUIDITY RISKS

          The Fund has no plans to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund's shares. Shares may be held only through SMH Capital Inc. ("SMH") or Mainsail Group, L.L.C. ("Mainsail," and together with SMH, the "Distributors") or a broker or dealer that has entered into a selling agreement with a Distributor. Shareholders will be unable to redeem shares on a daily basis because the Fund is a closed-end fund. Although the Fund will offer to repurchase shares on a quarterly basis, a shareholder may not be able to liquidate its investment in the Fund within a timeframe suitable to that shareholder. See "Repurchase Offers." In addition, shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors (as defined herein) and to accounts with a broker or dealer that has entered into a selling agreement with a Distributor. Brokers, dealers or a Distributor may require substantial documentation in connection with a requested transfer of shares, and shareholders should not expect that they will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

REGULATORY RISK

          Changes in government regulations may adversely affect the value of a security. An insufficiently regulated market might also permit inappropriate practices that adversely affect an investment.

MARKET DISRUPTION AND GEOPOLITICAL RISK

          The aftermath of the war with Iraq, the continuing occupation of Iraq and continuing terrorist attacks around the world may have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the occupation cannot be predicted with any certainty. The war and occupation, terrorism and related geopolitical risks have led, and may in the future lead to, increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Those events could also have an acute effect on individual issuers or related groups of issuers.

These risks could also adversely affect individual issuers and securities markets, interest rates, inflation and other factors relating to the Fund's shares.

POTENTIAL CONFLICTS OF INTEREST

          The investment activities of the Adviser and its affiliates for their own accounts and for other accounts they manage (collectively, "Other Accounts") may give rise to conflicts of interest that may disadvantage the Fund. The Fund has no interest in these other activities of the Adviser and its affiliates. As a result of the foregoing, the persons that manage the Fund's investments and their associated investment firms and their affiliates: (i) will be engaged in substantial activities other than on behalf of the Adviser and the Fund, (ii) may have differing economic interests in respect of such activities, and (iii) may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time to the management of the Fund's investments as in their judgment is necessary and appropriate.

          There may be circumstances under which the Adviser or its associated firms will cause one or more of their Other Accounts to commit a different percentage of their respective assets to an investment opportunity than to which the Adviser will commit the Fund's assets. There also may be circumstances under which the Adviser or its associated firms will consider participation by their Other Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund, or vice versa. In addition, SMH and Mainsail and their respective affiliates may provide brokerage and other services from time to time to one or more accounts or entities managed by the Adviser or its affiliates. The Adviser will not purchase securities or other property from, or sell securities or other property to, the Fund, except that SMH or Mainsail may act as broker for, and impose usual and customary brokerage commissions on, the Fund in effecting securities transactions. See "Potential Conflicts of Interest" and "Brokerage."

                                    THE FUND

          The Fund is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund was organized under an agreement and declaration of trust ("Declaration of Trust") on June 26, 2009 in the State of Delaware and has no operating history. The Fund's principal office is located at 350 Madison Avenue, 9th Floor, New York, New York 10017, and its telephone number is (212) 389-8713. The Adviser, SilverBay Capital Management LLC, a newly formed Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the "SEC") under the Investment Advisers Act of 1940 (the "Advisers Act"), will serve as the investment adviser of the Fund. The Adviser will be controlled by its managing member, Alkeon, which is registered with the SEC as an investment adviser. SMH will have a non-controlling equity interest in the Adviser, pursuant to which it participates in a portion of the revenue generated by the Adviser. Mr. Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund's Portfolio Manager. Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve on the Board. SEE "Management of the Fund --- The Board of Trustees" herein and "Management of the Fund" in the SAI.

                                 USE OF PROCEEDS

          The proceeds of the initial offering and any continuous offering, excluding the amount of any sales load paid by shareholders (if applicable) and net of the Fund's ongoing fees and expenses, will be invested in accordance with the Fund's program as soon as practicable after the closing date of the initial offering period or, in the case of a continuous offering, as soon as practicable after each monthly closing of such offering or at such other times as may be determined by the Board.

          Pending the investment of the proceeds of any offering in securities and other investments consistent with the Fund's investment program, the Fund may, during periods of adverse market conditions in the equity securities markets, deviate from its investment objective and invest all or a portion of its assets in high quality debt securities, money market instruments, or hold its assets in cash. The Fund may be prevented from achieving its objective during any time in which the Fund's assets are not substantially invested in accordance with its principal investment strategies.

                               INVESTMENT PROGRAM

INVESTMENT OBJECTIVE AND POLICIES

          The  Fund's  investment   objective  is  to  achieve  maximum  capital
appreciation. No assurance can be given that the Fund will achieve its investment objective or that shareholders will not lose money.

          The Fund's investment objective is fundamental and may not be changed without the approval of shareholders. However, except as otherwise stated in this prospectus (the "Prospectus") or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board without a vote of shareholders. The Fund's fundamental investment policies and restrictions are listed in the SAI. Its principal investment strategies are discussed below. The Fund may change any investment policy or strategy that is not fundamental, if the Board believes doing so would be consistent with the Fund's investment objective.

     PRINCIPAL INVESTMENT STRATEGIES & METHODOLOGY

          The Fund pursues its investment objective by investing its assets primarily in equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. "Growth companies" are generally considered to possess these characteristics. For purposes of the Fund's investment program, "equity securities" means common and preferred stocks (including IPO securities), convertible securities, stock options (call and put options), warrants and rights. The Adviser will invest the Fund's assets in equity securities without regard to the issuer's market capitalization.

          COMMON STOCKS. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the thereof. To close out a position as a purchaser of an option, the Fund would ordinarily make a similar "closing sale transaction," which involves liquidating the Fund's position by selling the option previously purchased, although the Fund would be entitled to exercise the option should it deem it advantageous to do so. The Fund may also invest in so-called "synthetic" options or other derivative instruments written by broker-dealers. (See "Principal Risk Factors --- Derivatives Risk.")

          Options transactions may be effected on securities exchanges or in the over-the-counter market. Over-the-counter options purchased and sold by the Fund may also include options on baskets of specific securities.

          WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company.

          TOTAL RETURN SWAPS. The Adviser may use total return swaps to pursue the Fund's investment objective of maximum capital appreciation. The Adviser may also use these swaps for hedging purposes. A swap is a contract under which two parties agree to make periodic payments to each other based on specified interest rates, an index or the value of some other instrument, applied to a stated, or "notional," amount. Swaps generally can be classified as interest rate swaps, currency swaps, commodity swaps, total return swaps or equity swaps, depending on the type of index or instrument used to calculate the payments. Such swaps would increase or decrease the Fund's investment exposure to the particular interest rate, currency, commodity or equity involved. Total return swaps are where one party exchanges a cash flow indexed (on a long or short basis) to a non-money market asset (e.g., an equity security). (The use of swaps other than total return swaps is not expected to be a principal investment strategy of the Fund.)

          SHORT SALES. The Fund may also seek maximum capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. The Fund may also effect short sales for hedging purposes.

          LEVERAGE. In addition, depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage as part of its investment program by borrowing money to purchase securities.

          The use of short sales and leverage are considered speculative investment practices and involve certain risks. See "Principal Risk Factors --- Risk of Short Sales" and "--- Leverage & Borrowings Risk."

          Historically, Alkeon, the managing member of the Adviser, has found significant opportunities for maximum capital appreciation in the equity securities of Technology Companies. Conversely, Alkeon has also found opportunities for maximum capital appreciation in the equity securities of companies that are, or may be expected to be, disadvantaged by technological events, advances or products. As a result, these companies, together with

PORTFOLIO MANAGEMENT

          Mr. Sparaggis, the controlling person and Chief Investment Officer of Alkeon, serves as the Fund's Portfolio Manager. Mr. Sparaggis also serves as the portfolio manager of several other investment funds that have investment programs substantially similar to that of the Fund. Mr. Sparaggis is also the controlling person of Mainsail, an affiliate of Alkeon, a broker-dealer registered under the Exchange Act and a co-distributor of the Fund's shares.

          From May 1995 until he established Alkeon in January 2002, Mr. Sparaggis was associated with CIBC World Markets Corp. ("CIBC WM") and its predecessor, Oppenheimer & Co., Inc., where he was a Managing Director. From January 1996 to December 2001, Mr. Sparaggis also was a Senior Portfolio Manager for Oppenheimer Investment Advisers ("OIA"), an investment management program offered by CIBC WM, and was then responsible for OIA's MidCap Managed Account Portfolios. From 1993 until joining Oppenheimer & Co., Inc. in 1995, Mr. Sparaggis was with Credit Suisse First Boston Investment Management and was responsible for security analysis and portfolio management for domestic investments, including proprietary trading on long-short equities and convertible arbitrage.

          Mr. Sparaggis received a Ph.D. in Electrical and Computer Engineering and a Masters in Business Administration simultaneously from the University of Massachusetts in 1993. He received an IBM Fellowship in physical sciences in 1992 and 1993. He received a Masters in Electrical and Computer Engineering from the University of Massachusetts in 1990 and a Bachelor of Science degree in Electrical Engineering and Computer Science from the National Technical University of Athens in 1988.

          The SAI provides additional information about the Portfolio Manager's compensation, other accounts managed by the Portfolio Manager and the Portfolio Manager's ownership of shares in the Fund.

ADMINISTRATION, ACCOUNTING, AND OTHER SERVICES

          PNC Global Investment Servicing (U.S.) Inc. ("PNC") serves as the Fund's administrator and provides various administration, fund accounting, investor accounting and taxation services to the Fund (which are in addition to the services provided by the Adviser, as described above). (PNC will also provide transfer agency services to the Fund.) In consideration of the administration and accounting services, the Fund will pay PNC a monthly asset-based fee which is not anticipated to exceed .08% of the Fund's average net assets and a minimum monthly fee of no more than $8,000/month. The Fund will also reimburse PNC for certain out-of-pocket expenses. The principal business address of PNC is 301 Bellevue Parkway, Wilmington, Delaware 19809.

CUSTODIAN

          PFPC Trust Company ("PFPC") serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. PFPC's principal business address is 8800 Tinicum Boulevard, 4th Floor, Philadelphia, Pennsylvania 19153.

PRIME BROKER

          The Fund expects that, initially, Morgan Stanley & Co. Incorporated ("Morgan Stanley") will serve as the Fund's Prime Broker. The Fund, Morgan Stanley and PFPC are parties to an agreement in which Morgan Stanley will retain custody, on behalf of the Fund, of the proceeds from securities sold short. The Fund may also borrow money "on margin" from the Morgan Stanley.

                                FEES AND EXPENSES

MANAGEMENT FEE

          In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 2.00% of the Fund's average daily net assets (the "Management Fee"), which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund.

INCENTIVE FEE

          The Fund also pays the Adviser promptly after the end of each Fiscal Period a performance-based incentive fee (the "Incentive Fee") in an amount equal to 20% of the Fund's net profits, if any, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. For purposes of calculating the Incentive Fee, net profits means the amount by which: (a) the net assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period (excluding shares to be repurchased as of the last day of the Fiscal Period after determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the net assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund). Net assets means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund. "Fiscal Period" means each twelve-month period ending on the Fund's fiscal year-end, provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period. Upon termination of the Advisory Agreement, the Fund will pay the Incentive Fee to the Adviser as if the date of effectiveness of such termination is the end of the Fund's fiscal year. Thus, the occurrence of certain events, such as the termination of the Advisory Agreement (which may be terminated by the Adviser upon 60 days prior written notice to the Fund) or a periodic share repurchase offer, will trigger the determination of a Fiscal Period and the payment to the Adviser of the Incentive Fee, if any.

          In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund's fiscal year-end due to the Fund's share repurchases, only that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and, therefore, a portion of the Incentive Fee, if any, would be payable to the Adviser) up to four times each fiscal year.

          The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee for a Fiscal Period will not be reversed by the subsequent decline in assets of the Fund in any subsequent Fiscal Period.

          The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund's operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable (provided, however, that the debiting of net profits may only reduce a positive balance in the loss carryforward account and may not reduce the balance of the loss carryforward account below zero). This is sometimes known as a "high water mark." The balance of the loss carryforward account, if any, will be subject to a proportionate reduction as of the day following: (i) the payment by the Fund of any dividend or other distribution to shareholders (unless the full amount thereof is reinvested in shares of the Fund); and (ii) any repurchase by the Fund of its shares.

          The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are significantly higher than those paid by most registered investment companies. (See "Additional Risk Factors --- The Incentive Fee" above.)

SHAREHOLDER SERVICING FEES

          Under the terms of each distribution agreement with the Fund, the Fund pays ongoing shareholder servicing fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund (the "Shareholder Servicing Fees"). Shareholder Servicing Fees will be accrued daily as an expense of the Fund.

          Pursuant to the terms of each Distributor's distribution agreement with the Fund, each Distributor may retain unaffiliated brokers or dealers to:
(i) act as selling agents ("Selling Agents") to assist in the distribution of shares; and (ii) to provide ongoing investor services and account maintenance services to their customers that are investors in the Fund. Selling Agents will be compensated for their services in determining whether an investment in the Fund is a suitable investment for their customers (in accordance with the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA")) and whether investors are Qualified Investors (as described herein), for providing customary shareholder services, including responding to shareholder questions about the Fund and the transferability of shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases. Selling Agents will be required to implement procedures designed to enable them to form a reasonable belief that any transferees of the shares that are their clients are Qualified Investors and that each Selling Agent will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares. (See "Investor Qualifications and Suitability.")

OTHER FEES AND EXPENSES OF THE FUND

          The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Distributors pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund's account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees); the Management Fee; the Incentive Fee; the Shareholder Servicing Fees; any non-investment related interest expense; offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody fees and expenses; insurance costs; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; and any extraordinary expenses.

                                  THE OFFERING

PURCHASE TERMS; MINIMUM INVESTMENT

          Shares of the Fund are being offered in an initial offering (the "Initial Offering") at a price of $[10.00] per share plus a sales load of up to 3% (if applicable). The Initial Offering is currently anticipated to terminate on or about [_______], 2009, subject to extension. Subject to the investor qualifications described below, purchase orders for shares sold during the Initial Offering received by the Distributors will be accepted at the close of the Initial Offering. After the Initial Offering is closed, shares of the Fund will be offered for purchase on a monthly basis in a continuous offering at their net asset value per share, plus, if applicable, a sales load of up to 3% of the amount invested (as described below). Shares will be issued at the net asset value per share next computed after acceptance of an order to purchase shares. The Fund's net asset value per share will be circulated to Selling Agent's offering shares of the Fund. Purchase orders for shares sold in connection with a monthly offering must be received in proper form by a

Distributor prior to the close of business (normally 5pm) on the day of the month specified by the Distributors in a written communication to the Selling Agents (and communicated by Selling Agents to their customers) (a "Closing Time"), which is generally anticipated to be six business days prior to the end of a month. A prospective investor may rescind a purchase order for shares at any time prior to the close of the Initial Offering or thereafter, prior to a Closing Time. The Fund reserves the right to suspend or terminate the offering of shares at any time.

          The minimum initial investment in the Fund by an investor is $100,000, subject to reduction at the discretion of an investor's broker, dealer or other financial intermediary, but not below $50,000. Subsequent investments must be at least $25,000. The minimum investment requirements may be reduced or waived for investments by personnel of the Adviser and its affiliates, and members of their immediate families, and as may be determined by the Board.

          In order to purchase shares, a prospective investor must submit a completed investor certification to a Distributor or Selling Agent. (A form of investor certification is included as Appendix A to this Prospectus.) Additional information regarding investor qualifications is set forth under "Investor Qualifications" below.

          At each Closing Time (and at the close of the Initial Offering, for purchase orders received in connection with the Initial Offering) purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (net of the sales load, if applicable) as of the first business day of the next month following submission of an investor's purchase order. Investors will not receive any stock certificate evidencing the purchase of Fund shares. Instead, they will receive written or electronic confirmation of each transaction and regular reports showing account balances.

PLAN OF DISTRIBUTION

          SMH and Mainsail, underwriters under the federal securities laws, serve as co-distributors of shares on a best efforts basis, subject to various conditions, pursuant to the terms of each Distributor's distribution agreement with the Fund. Neither SMH nor Mainsail is obligated to buy from the Fund any of the shares. The Distributors do not intend to make a market in the shares.

          SMH is a securities brokerage firm that is: registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"), a member of FINRA and registered as an investment adviser under the Advisers Act. SMH, a wholly-owned subsidiary of Sanders Morris Harris Group, Inc., will have a non-controlling equity interest in the Adviser, pursuant to which it participates in a portion of the revenue generated by the Adviser. SMH maintains its principal office at 600 Travis, Suite 5800, Houston, Texas 77002.

          Mainsail is a securities brokerage firm that is registered as a broker-dealer under the Exchange Act and a member of FINRA. Mr. Sparaggis is the controlling person of Mainsail. Mainsail maintains its principal office at 350 Madison Avenue, 9th Floor, New York, New York 10017.

          Under the terms of each distribution agreement with the Fund, the Distributors are authorized to retain unaffiliated brokers or dealers (I.E., the Selling Agents) to assist in the distribution of shares. In addition, pursuant to the distribution agreements, the Fund pays ongoing Shareholder Servicing Fees to the Distributors to compensate them for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. These fees are accrued daily and paid monthly in an amount not to exceed, in the aggregate, 0.25% (on an annualized basis) of the net asset value of the Fund. See "Fees and Expenses --- Shareholder Servicing Fee" above. The Fund may terminate the distribution agreements on 60 days' prior written notice.

          Selling Agents are entitled to charge a sales load to each investor on the purchase price of its shares of up to 3%. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Selling Agent. The sales load is expected to be waived for the Adviser and its affiliates, including its personnel and members of their immediate families. In addition, the sales load is not applicable to investors that purchase shares through a fee-based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee program"). The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. The Selling Agents' receipt of the sales load is subject to the applicable limitations imposed by FINRA rules and regulations.

          The Adviser (or its affiliates), in its discretion and from its own resources, may pay the Selling Agents additional compensation not to exceed 0.75% (on an annual basis) of the aggregate value of shares of the Fund held by customers of the Selling Agent. In return for the additional compensation, the Fund may receive certain marketing advantages including access to a Selling Agent's registered representatives, placement on a list of investment options offered by a Selling Agent, or the ability to assist in training and educating the Selling Agent's registered representatives. The additional compensation may differ among Selling Agents in amount. The receipt of additional compensation by a Selling Agent may create potential conflicts of interest between an investor and its Selling Agent who is recommending the Fund over other potential investments.

          The Fund has agreed to indemnify each Distributor and each person, if any, who controls the Distributor against certain liabilities, unless it is determined that the liability resulted from the willful misfeasance, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person's obligations and duties. See "Investment Advisory and Other Services" in the SAI.

                              DESCRIPTION OF SHARES

          The Fund is an unincorporated statutory trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number of shares of beneficial interest, $0.001 par value. The Board is authorized to increase or decrease the number of shares issued. Each share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable, except that the Trustees shall have the power to cause shareholders to pay expenses of the Fund by setting off charges due from shareholders from declared but unpaid dividends or distributions owed the shareholders and/or by reducing the number of shares owned by each respective shareholder.

          Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale. For additional information, see the SAI under "Tax Aspects."

                     INVESTOR QUALIFICATIONS AND SUITABILITY

INVESTOR QUALIFICATIONS

          Shares of the Fund may be purchased only by investors who certify to the Fund or its agents that they have a net worth of more than $1.5 million (or in the case of an individual, a joint net worth with their spouse of more than $1.5 million) ("Qualified Investors"). In order to purchase shares, a prospective investor must submit a completed investor certification (a form of which is included in Appendix A to this Prospectus) to a Distributor or Selling Agent prior to the Closing Time (as described in "The Offering --- Purchase Terms; Minimum Investment" above). The Fund reserves the right to reject, in its sole discretion, any request to purchase shares of the Fund at any time.

          Existing shareholders who are purchasing additional shares will be required to meet the Fund's eligibility criteria and submit a new investor certification each time they purchase additional shares.

INVESTOR SUITABILITY

          GENERAL CONSIDERATIONS. AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL RISKS AND IS NOT NECESSARILY SUITABLE FOR ALL ELIGIBLE INVESTORS. Prior to making an investment decision, you should: (i) consider the suitability of this investment with respect to your investment objectives and personal situation,
(ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult with your broker, dealer or other financial adviser to determine whether an investment in the Fund is suitable for your risk profile. A shareholder should invest in the Fund only money that it can afford to lose, and a shareholder should not invest money to which it will need access on a short-term or frequent basis. In addition, a shareholder should be aware of how the Fund's investment strategies fit into its overall investment portfolio because the Fund by itself is not designed to be a well-balanced investment for a particular investor.

          UNLISTED CLOSED-END STRUCTURE AND LIMITED LIQUIDITY. The Fund is organized as a closed-end management investment company. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis. In addition, the Fund does not plan to list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund's shares. Although the Fund will make quarterly offers to repurchase its shares, there can be no assurance that the Fund will repurchase shares that are tendered by a shareholder in connection with any repurchase offer. A prospective investor should consider its liquidity needs before investing.

          TRANSFER RESTRICTIONS. Shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through a Distributor or a Selling Agent. The Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect and may not be in the manner desired by a shareholder. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund should be viewed as a long-term investment and is suitable only for investors who bear the risks associated with the limited liquidity of shares (including these transfer restrictions).

                                REPURCHASE OFFERS

NO RIGHT OF REDEMPTION

          No shareholder will have the right to require the Fund to redeem its shares. No public market exists for the shares, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of shares by the Fund, as described below.

REPURCHASES OF SHARES

          The Fund will operate as an "interval fund" under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase at least 5% of its outstanding shares at their net asset value at regular intervals. Currently, the Fund intends to offer to repurchase 25% of its outstanding shares as of or prior to the end of each fiscal quarter. However, repurchase offers in excess of 5% of the Fund's outstanding shares for any particular fiscal quarter is entirely within the discretion of the Fund's board of trustees and, as a result, there can be no assurance that the Fund would make repurchase offers for amounts in excess of 5% of the Fund's outstanding shares. As a general matter, the percentage of outstanding shares that the Fund will offer to repurchase will not be less than 5% or more than 25% of the shares outstanding on the date repurchase requests are due.

          Quarterly repurchase offers will occur each January, April, July and October. The Fund intends to conduct its first quarterly repurchase offer in July 2010. The deadline by which the Fund must receive repurchase requests submitted by shareholders in response to each repurchase offer (the "repurchase request deadline") will be generally on or about the 18th day in the months of January, April, July and October or, if the 18th day is not a business day, on the next business day. The date on which the repurchase price for shares is determined will be generally the last day of the month (the "repurchase pricing date"), but shall occur no later than the 14th day after the repurchase request deadline (or the next business day, if the 14th day is not a business day). The Fund does not charge a repurchase fee. SEE "Repurchase Offers --- Fundamental Policies with Respect to Share Repurchases." The Fund intends to fund repurchase offers by using cash on hand, and, to the extent necessary, liquidating portfolio securities, or by borrowing to finance the repurchases.

          Prior to the commencement of any repurchase offer, the Fund sends a notification of the offer to shareholders via their brokers, dealers or other financial intermediaries. The notification specifies, among other things:

          o    the percentage of shares that the Fund is offering to repurchase;

          o the date on which a shareholder's repurchase request is due (I.E., the repurchase request deadline);

          o the date that will be used to determine the Fund's net asset value applicable to the share repurchase (I.E., the repurchase pricing date);

          o the date by which shareholders will receive the proceeds from their share sales; and

          o the net asset value of the shares of the Fund no more than seven days prior to the date of the notification.

          The Fund intends to send this notification approximately 30 days before the deadline for the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance of the repurchase request deadline. A shareholder's broker, dealer or other financial intermediary may require additional time to mail the repurchase offer to the shareholder, to process the request, and to credit the account with the proceeds of any repurchased shares.

          The repurchase request deadline will be strictly observed. If a shareholder's broker, dealer or other financial intermediary fails to submit a shareholder's repurchase request in good order by the repurchase request deadline, the shareholder will be unable to liquidate the shares until a subsequent quarter, and the shareholder will have to resubmit the request in that subsequent quarter. Shareholders should advise their brokers, dealers or other financial intermediaries of their intentions in a timely manner. Shareholders may withdraw or change their repurchase request at any point before the repurchase request deadline.

FUNDAMENTAL POLICIES WITH RESPECT TO SHARE REPURCHASES

          The Board has adopted the following fundamental policies with respect to its share repurchases which may only be changed by the "vote of a majority of the outstanding voting securities" of the Fund (within the meaning of Section 2(a)(42) of the 1940 Act):

          o The Fund will make periodic share repurchase offers each fiscal quarter (in January, April, July and October) pursuant to Rule 23c-3(b) of the 1940 Act, as it may be amended from time to time;

          o The repurchase request deadlines will be generally on or about the 18th day in the months of January, April, July and October or, if the 18th day is not a business day, on the next business day; and

          o There will be a maximum 14 day period between each repurchase request deadline and the repurchase pricing date.

OVERSUBSCRIBED REPURCHASE OFFER

          There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the percentage determined by the Board for each repurchase offer sets a maximum number of shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of an additional 2% of the outstanding shares of the Fund beyond the original repurchase offer amount. If the Fund determines not to repurchase additional shares beyond the original repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

          If prorating is necessary, the Fund will send a notice of prorating on the business day following the repurchase request deadline. The number of shares each investor asked to have repurchased will be reduced by the same percentage. If any shares that a shareholder wishes to have repurchased by the Fund are not repurchased because of prorating, a shareholder will have to wait until the next repurchase offer, and the shareholder's repurchase request will not be given any priority over other shareholders' requests at this later date. Thus, there is a risk that the Fund may not purchase all of the shares a shareholder wishes to sell in a given quarter or in any subsequent quarter. In anticipation of the possibility of prorating, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of prorating. There is no assurance that shareholders will be able to sell as many of their shares as they desire to sell.

          The Fund may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the Board, including a majority of the Independent Trustees. These circumstances are:

          o if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;

          o for any period during which the New York Stock Exchange (the "NYSE") or any other market in which the portfolio securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

          o for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

          o for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

          If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund thereafter renews the repurchase offer, the Fund shall send a new notification of the offer to shareholders.

DETERMINATION OF REPURCHASE PRICE

          The repurchase price payable in respect of a repurchased share is equal to the share's net asset value on the repurchase pricing date. Changes in the Fund's net asset value may be more pronounced and more rapid than with other funds because of the Fund's investment objective and policies and the potential for the Incentive Fee. Indeed, the Fund's net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. In that regard, the Fund's net asset value per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially shortly after a repurchase request deadline and the repurchase pricing date. Nevertheless, the repurchase price will not be adjusted after the repurchase pricing date. In order to assist investors in determining whether to participate in a repurchase offer, Rule 23c-3 of the 1940 Act requires that the Fund calculate its net asset value each business day during the five business days preceding the repurchase request deadline as of the close of business on the NYSE. Since Selling Agents are responsible for disseminating the Fund's net asset value to their customers, there is a risk that these agents may not disseminate current net asset value information to shareholders, which would impact a shareholder's ability to evaluate effectively whether to participate in the repurchase offer. The method by which the Fund calculates net asset value is discussed below. See "Calculation of Net Asset Value."

PAYMENT FOR REPURCHASES

          Payment for tendered shares will be distributed to brokers, dealers or other financial intermediaries for distribution to their customers, as specified in the repurchase offer notification, no later than seven days after the repurchase pricing date.

IMPACT OF REPURCHASE POLICY

          From the time the Fund distributes each repurchase offer notification until the repurchase pricing date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that can be intermediary, who will inform the Fund. Such a request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

          Although shareholders receive no cash for distributions reinvested through the plan, ordinary income and/or capital gains are realized for federal income tax purposes on the ex-dividend date. Distributions may also be subject to state and local taxes in the year they are declared. Shareholders will be required to report distributions on their tax returns, even if the distribution is reinvested in additional shares.

          The Fund reserves the right to suspend the automatic reinvestment plan at any time and require shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund does not currently expect to suspend or limit the reinvestment plan, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Adviser considers suitable for the Fund.

                         POTENTIAL CONFLICTS OF INTEREST

GENERAL

          Alkeon will control the Adviser as its sole managing member. In addition, Alkeon, an investment adviser registered under the Advisers Act, carries on substantial investment activities for its own account and for other registered investment companies, private investment partnerships, institutions and individual clients. The Fund has no interest in these activities. As a result of the foregoing, Alkeon and its officers or employees who assist in its management of the Adviser will be engaged in substantial activities other than as the managing member of the Adviser and may have conflicts of interest in allocating their time and activities between the Fund, the Adviser and Alkeon. Alkeon and its officers and employees devote only so much time to the affairs of the Adviser as in their judgment is necessary and appropriate.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

          The Adviser and Alkeon may provide investment advice for certain other investment funds or other accounts that pursue investment strategies similar to that of the Fund (the "Similar Accounts"). As a general matter, the Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Adviser or Alkeon for investment for the Similar Accounts. There may be circumstances, however, under which the Adviser or Alkeon will cause one (or more) of the Similar Accounts to commit a different percentage of its assets to an investment opportunity than the Adviser will cause the Fund to commit its assets. There may also be circumstances under which the Adviser or Alkeon will consider or recommend participation by the Similar Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Fund.

          The Adviser will consider subjective criteria in evaluating whether, and to what extent, a particular investment opportunity or strategy is appropriate and feasible for the Fund or a Similar Account at a particular time. The criteria typically include: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the  investment  relative to the needs of the  particular  entity or account;
(iii) the availability of the opportunity  (E.G., size of obtainable  position);
(iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Similarly, the Adviser will consider subjective criteria when determining if a limited investment opportunity (such as an IPO) is an investment that is appropriate and feasible (in light of restrictions on investments in IPOs as may be applicable under the 1940 Act) for the Fund and/or a Similar Account. Accordingly, the Fund may not be able to take full advantage of an investment opportunity to the extent the Adviser determines, in its discretion, that such opportunity is not appropriate for the Fund. Because these considerations may differ for the Fund and the Similar Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Similar Accounts may differ from time to time. In addition, the fees and expenses of the Fund may differ from those of the Similar Accounts. Therefore, prospective shareholders should note that the future performance of the Fund and the Similar Accounts may vary. See "Performance Information."

          When the Adviser and/or Alkeon determine(s) that it would be appropriate for the Fund and one or more Similar Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with Alkeon's and the Adviser's responsibilities under the Advisers Act and the 1940 Act and their own internal procedures. However, decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Similar Accounts, in all trades. The Adviser and Alkeon will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders.

          Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by the Adviser or Alkeon. These situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for the Fund and the Similar Accounts, thereby limiting the size of the Fund's position; (ii) the difficulty of liquidating an investment for the Fund and the Similar Accounts where the sale of the combined positions cannot be absorbed; or (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of these options or other instruments.

          The members of the Adviser, Alkeon and their directors, managers, officers and employees (including the Fund's Portfolio Manager, Mr. Sparaggis) and other affiliated persons may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser or Alkeon that are the same, different or made at a different time than positions taken for the Fund. In order to mitigate the possibility that the Fund (or investors) will be adversely affected by this personal trading, the Adviser, Alkeon and Mainsail have adopted a Joint Code of Ethics and the Fund and SMH have each adopted a Code of Ethics, all of which are in compliance with Rule 17j-1 under the 1940 Act which restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. Each Code of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C.

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. Each Code of Ethics is also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of each Code of Ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS

          SMH currently acts as a co-distributor for the Fund's shares and bears various costs associated with its activities as a Distributor. SMH is a securities brokerage firm and is registered as a broker-dealer under the Exchange Act, is a member of FINRA, and is registered as an investment adviser under the Advisers Act. Similarly, Mainsail, an affiliate of Alkeon, acts as a co-distributor for the Fund's shares and bears various costs associated with its activities as a Distributor. Mainsail is a securities brokerage firm and is registered as a broker-dealer under the Exchange Act and is a member of FINRA. The Fund pays Shareholder Servicing Fees to each of SMH and Mainsail to compensate for providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. Each Distributor may retain all or a portion of these payments. See "Fees and Expenses -- Shareholder Servicing Fees" and "The Offering." SMH has a
non-controlling equity interest in the Adviser, pursuant to which it participates in a portion of the revenue generated by the Adviser.

          Situations may arise in which accounts affiliated with SMH, Mainsail or their respective affiliates have purchased securities that would have been suitable for investment by the Fund, but which the Fund, for various reasons, did not choose to purchase. This could affect the availability (or price) of investments to the Fund at a later time. From time to time, in the course of its brokerage, investment or dealer activities, SMH, Mainsail or their affiliates may trade, position or invest in, for its own account, the same securities as those in which the Fund invests. This could have an adverse impact on the Fund's investment performance.

          SMH, Mainsail and their affiliates may provide brokerage and other services from time to time to one or more accounts or entities managed by the Adviser, Alkeon or one of their respective affiliates. In addition, these firms may receive research products and services in connection with the brokerage services that SMH, Mainsail and their affiliates may provide from time to time to one or more Similar Accounts or to the Fund. The Fund may also pay brokerage commissions to affiliated broker-dealers.

          The Adviser will not purchase securities or other property from, or sell securities or other property to, the Fund, except that SMH or Mainsail may act as broker for, and impose usual and customary brokerage commissions on, the Fund in effecting securities transactions. See "Brokerage." In addition, the Fund may effect certain principal transactions in securities with one or more Similar Accounts, except for accounts in which Alkeon or any affiliate thereof serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from Alkeon or any affiliate's appointment as an investment adviser or portfolio manager to the account). These transactions would be effected in circumstances where the Adviser has determined that it would be appropriate for the Fund to purchase and it has been determined that it would be appropriate for such Similar Account to sell, or the Fund to sell and such Similar Account to purchase, the same security or instrument on the same day. The

                               ACAP STRATEGIC FUND


                                                                    Statement of
                                                          Additional Information
                                                            Dated [____________]

     This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of ACAP Strategic Fund (the "Fund"), dated [____________]. To obtain a copy of the Fund's prospectus (the "Prospectus"), please write to [_____], or call [_____]. The information in this SAI is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission ("SEC") is effective. This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               [TABLE OF CONTENTS]





The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

     Those certain management and administrative services provided by the Adviser (or an affiliate) will include assisting the Fund in selecting, and monitoring the quality of services provided by, the Fund's administrator, custodian, transfer agent and other organizations that provide services to the Fund. In addition, the Adviser provides office space, facilities, equipment and other support services and personnel as necessary to operate the Fund. The Adviser is also responsible for providing additional management and administrative services as may reasonably be required in connection with the business affairs and operations of the Fund beyond those furnished by the Fund's administrator.

     The Advisory Agreement provides for indemnification by the Fund of the Adviser and its affiliates from any and all costs, losses, claims, damages or liabilities, joint or several, including reasonable attorneys' fees and disbursements incurred by them resulting in any way from their performance or non-performance of their duties with respect to the Fund. Indemnification is only available to the extent the cost, loss, claim, damage or liability did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Advisory Agreement.

     The Advisory Agreement provides that it will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive annual periods, PROVIDED that such continuance is specifically approved at least annually by the vote of a majority of the Board who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such continuance, and either: (i) the vote of a majority of the outstanding shares of the Fund; or (ii) the vote of a majority of the full Board. The Advisory Agreement also provides that it may be terminated at any time, without the payment of any penalty, either by: (i) the Fund, by action of the Board or by vote of a majority of the outstanding shares of the Fund, on 60 days' written notice; or (ii) the Adviser on 60 days' written notice to the Fund. The Advisory Agreement will terminate immediately in the event of its "assignment" (as defined in the 1940 Act). A discussion regarding the Board's approval of the Advisory Agreement and the factors the Board considered will be included in the Fund's first semi-annual report to shareholders.

     In consideration of management services provided by the Adviser and for services provided by the Adviser or an affiliate for certain administrative services, the Fund pays the Adviser a monthly management fee computed at the annual rate of 2.00% of the Fund's average daily net assets (the "Management Fee"), which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund.

     The Fund also pays the Adviser promptly after the end of each Fiscal Period (as defined below) a performance-based incentive fee (the "Incentive Fee") in an amount equal to 20% of the Fund's net profits (including unrealized gains and losses), if any, subject to reduction for prior period losses of the Fund that have not been offset by subsequent net profits. "Fiscal Period" means each twelve-month period ending on the Fund's fiscal year-end, provided that whenever the Fund conducts a share repurchase offer, the period of time from the last Fiscal Period-end through the effective date of the repurchase offer also constitutes a Fiscal Period. Upon termination of the Advisory Agreement, the Fund will pay the Incentive Fee to the Adviser as if the date of effectiveness of such termination is the end of the Fund's fiscal year. In the event that an Incentive Fee is payable with respect to a Fiscal Period that is not the Fund's fiscal year-end due to the Fund's share repurchases, only that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. Since the Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and conducts repurchase offers every fiscal quarter, Fiscal Periods could be triggered (and, therefore, a portion of the Incentive Fee would be payable to the Adviser) up to four times each fiscal year.

     The Incentive Fee is calculated and accrued daily as an expense of the Fund. The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee for a Fiscal Period will not be reversed by the subsequent decline in assets of the Fund in any subsequent Fiscal Period.

     The Incentive Fee will be payable for a Fiscal Period only if there is no positive balance in the Fund's loss carryforward account. The loss carryforward account is an account that will have an initial balance of zero upon commencement of the Fund's operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any net loss of the Fund for that Fiscal Period and will be debited with the amount of any net profits of the Fund for that Fiscal Period, as applicable (provided, however, that the debiting of net profits may only reduce a positive balance in the loss carryforward account and may not reduce the balance of the loss carryforward account below zero). This is sometimes known as a "high water mark." The balance of the loss carryforward account, if any, will be subject to a proportionate reduction as of the day following: (i) the payment by the Fund of any dividend or other distribution to shareholders (unless the full amount thereof is reinvested in shares of the Fund); and (ii) any repurchase by the Fund of its shares.

                             MANAGEMENT OF THE FUND

     The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The members of the Board (the "Trustees") will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for shares, subject to the eligibility requirements described in the Prospectus.

     The identity of the Trustees, and brief biographical information regarding each Trustee, is set forth below.

--------------------------------------------------------------------------------
                              Independent Trustees
--------------------------------------------------------------------------------

                                                                      APPENDIX B

                          INVESTMENT ADVISORY AGREEMENT


          THIS INVESTMENT ADVISORY AGREEMENT (the "Agreement") is made as of the [__] day of [__], 2009, by and between ACAP Strategic Fund, a Delaware statutory trust (the "Fund"), and SilverBay Capital Management LLC, a Delaware limited liability company (the "Investment Adviser").

          WHEREAS, the Fund engages in business as a closed-end, non-diversified management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

          WHEREAS, the Fund desires to retain the Investment Adviser to furnish investment advisory services to the Fund and to provide certain management and administrative services to the Fund and the Investment Adviser desires to be retained to provide such services;

          NOW,   THEREFORE,   in  consideration  of  the  terms  and  conditions
hereinafter contained, the Fund and the Investment Adviser agree as follows:

          1.   The Fund hereby retains the Investment Adviser:

                     (a) to act as investment adviser to the Fund and, subject to the supervision and control of the Board of Trustees of the Fund (the "Board"), to develop and implement the Fund's investment program, to manage the Fund's investment portfolio and make all decisions regarding the purchase and sale of investments for the Fund, and to provide various management and administrative services to the Fund as hereinafter set forth. Without limiting the generality of the foregoing, the Investment Adviser shall: obtain and evaluate such information and advice relating to the economy, securities markets, and securities as it deems necessary or useful to discharge its duties hereunder; continuously manage the assets of the Fund in a manner consistent with the investment objective, policies and restrictions of the Fund, as set forth in the Fund's Prospectus and Statement of Additional Information and as may be adopted from time to time by the Board, and applicable laws and regulations; determine the securities to be purchased, sold or otherwise disposed of by the Fund and the timing of such purchases, sales and dispositions; and take such further action, including the placing of purchase and sale orders and the voting of securities on behalf of the Fund, as the Investment Adviser shall deem necessary or appropriate. The Investment Adviser shall furnish to or place at the disposal of the Fund such of the information, evaluations, analyses and opinions formulated or obtained by the Investment Adviser in the discharge of its duties as the Fund may, from time to time, reasonably request; and

                     (b) to assist in the selection of and the negotiation of agreements with, and monitor the quality of services provided by, the Fund's administrator, custodian, transfer agent, and other organizations that provide services to the Fund (but the Fund shall pay the fees and expenses of the administrator, custodian and transfer agent and such other organizations and the Investment Adviser shall not be responsible for the acts or omissions of such service providers). The Investment Adviser shall also provide such additional management and administrative services as may reasonably be required in connection with the business affairs and operations of the Fund beyond those furnished by the Fund's administrator.

          2.   The Investment  Adviser shall,  in all matters,  give to the Fund and the Board the benefit of its best judgment, effort, advice and recommendations and shall at all times conduct the Fund's investment program in a manner consistent with: (i) the provisions of the 1940 Act and the rules or regulations thereunder; (ii) other applicable provisions of Federal and state law; (iii) the provisions of this Agreement and the Declaration of Trust of the Fund, as amended from time to time; (iv) the policies and determinations of the Board; (v) the investment policies and restrictions of the Fund as reflected in the registration statement of the Fund under the 1940 Act, as such policies may, from time to time, be amended; and (vi) the Prospectus and Statement of Additional Information of the Fund, as the same may be amended from time to time. The appropriate officers and employees of the Investment Adviser shall be available upon reasonable notice for consultation with the Board with respect to any matters dealing with the business and affairs of the Fund, including the valuation of the portfolio securities of the Fund.

          3. Provided that the Fund shall not be required to pay any compensation to the Investment Adviser for the services to be provided hereunder other than as provided by the terms of this Agreement, the Investment Adviser is authorized: (i) to obtain investment information, research or assistance from any other person, firm or corporation to supplement, update or otherwise assist the Investment Adviser in providing investment management services; (ii) utilize personnel of affiliates of the Investment Adviser in providing services hereunder; and (iii) to enter into investment sub-advisory agreements with any registered investment adviser (a "Sub-Adviser"), subject to such approvals of the Board and shareholders of the Fund ("Shareholders") as may be required to comply with applicable provisions of the 1940 Act, delegating any or all of the investment advisory services required to be provided by the Investment Adviser under Section 1(a) hereof, subject to the supervision of the Investment Adviser.

          4. The Investment Adviser shall provide the Fund with such office space, facilities, equipment, clerical help, and other personnel and services as the Fund shall reasonably require in the conduct of its business.

          5. The Fund will, from time to time, furnish or otherwise make available to the Investment Adviser such financial reports, proxy statements, policies and procedures and other information relating to the business and affairs of the Fund as the Investment Adviser may reasonably require in order to discharge its duties and obligations hereunder.

          6. Without limiting the generality of Section 1 hereof, the Investment Adviser and, if applicable, a Sub-Adviser, shall be authorized to open, maintain and close accounts in the name and on behalf of the Fund with brokers and dealers as it determines are appropriate; to select and place orders with brokers, dealers or other financial intermediaries for the execution, clearance or settlement of any transactions on behalf of the Fund on such terms as the Investment Adviser (or such Sub-Adviser) considers appropriate and that are consistent with the policies of the Fund; and, subject to any policies adopted by the Board and to the provisions of applicable law, to agree to the payment of such commissions, fees and other charges by the Fund as it shall deem reasonable in the circumstances taking into account all such factors as it deems relevant (including the quality of research and other services made available to it even if such services are not for the exclusive benefit of the Fund and the cost of such services does not represent the lowest cost available) and shall be under no obligation to combine or arrange orders so as to obtain reduced charges unless otherwise required under the federal securities laws. The Investment Adviser may, subject to such procedures as may be adopted by the Board, use affiliates of the Investment Adviser or the Fund's distributor(s) as brokers to effect the Fund's securities transactions and the Fund may pay such commissions to such brokers in such amounts as are permissible under applicable law.

          7.   Fees; Expenses

               (a) In consideration for the provision by the Investment Adviser of its services hereunder and the Investment Adviser's bearing of certain expenses, the Fund shall pay the Investment Adviser a monthly asset-based fee (the "Management Fee") and a performance-based incentive fee (the "Incentive Fee"), each determined as set forth in this Section 7.

               (b) The Management Fee shall be computed and paid monthly in arrears within five business days after the end of the month and calculated at the annual rate of 2.00% of the Net Assets, as defined in Section 7(e) below, of the Fund determined as of the close of the last business day of the month (and before reduction for any repurchases of shares of the Fund or for the payment of any dividends in cash during such month through the time of calculation) (the "Management Fee"). In the event that this Agreement becomes effective after the first day of a month or terminates prior to the last day of a month, the Management Fee payable for such month shall be pro rated based on the number of days during such month this Agreement was in effect.

               (c) Subject to the provisions of this Section 7(c), the Fund will pay the Incentive Fee to the Investment Adviser promptly after the end of each fiscal year of the Fund. The Incentive Fee shall be determined as of the end of the fiscal year and shall be an amount equal to 20% of the amount by which the Fund's Net Profits for all Fiscal Periods ending within or coterminous with the close of such fiscal year exceed the balance of the Loss Carryforward Account, as defined in Section 7(d) below, without duplication for any Incentive Fees paid during such fiscal year. In the event that a Fiscal Period, as defined in Section 7(e) below, ends by reason of the repurchase by the Fund of its shares, the Incentive Fee will be determined as if the end of such Fiscal Period were the end of the Fund's fiscal year, and that portion of the Incentive Fee that is proportional to the Fund's assets paid in respect of such share repurchases (not taking into account any proceeds from any contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. Upon termination of this Agreement, the Fund will pay the Incentive Fee to the Investment Adviser calculated in accordance with this Section 7(c) as of the date of effectiveness of such termination as if such date were the end of the Fund's fiscal year.

               (d) For purposes of determining the Incentive Fee, if any, payable to the Investment Adviser, the parties will maintain a memorandum account (the "Loss Carryforward Account") that will have an initial balance of zero upon commencement of the

Fund's operations and, thereafter, will be credited as of the end of each Fiscal Period with the amount of any Net Loss of the Fund for that Fiscal Period and will be debited with the amount of any Net Profits of the Fund for that Fiscal Period, as applicable (provided, however, that the debiting of Net Profits may only reduce a positive balance in the Loss Carryforward Account and may not reduce the balance of the Loss Carryforward Account below zero). The balance of the Loss Carryforward Account, if any, shall be subject to a proportionate reduction as of the day following: (i) the payment by the Fund of any dividend or other distribution to shareholders (unless the full amount thereof is reinvested in shares of the Fund); and (ii) any repurchase by the Fund of its shares. The amount of such reduction shall be that percentage of the then current balance of the Loss Carryforward Account determined by dividing: (i) the aggregate of the amount of any dividends and other distributions paid to shareholders and not reinvested in shares of the Fund, and the dollar amount of any shares of the Fund repurchased, as of the day preceding the determination, by (ii) the Net Assets of the Fund on the day preceding the determination, prior to the reduction of Net Assets for the amount of such unreinvested dividends and other distributions and the dollar amount of shares repurchased.

               (e) For purposes of Sections 7(b), 7(c) and 7(d), the following definitions apply:

                            (1)    "Net  Assets"  shall mean the total  value of
all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund, determined in accordance with the valuation and accounting policies and procedures of the Fund as from time to time in effect.

                            (2)    "Fiscal Period" shall mean each  twelve-month
period ending at the end of the Fund's fiscal year (or, for the first fiscal year of the Fund, the period from the commencement of the Fund's operations through the end of the Fund's fiscal year); provided that whenever the Fund repurchases it shares, the period of time from the last fiscal period-end (or commencement of the Fund, as the case may be) through that date shall constitute a Fiscal Period.

                            (3)    "Net Profits"  shall mean the amount by which
(a) the Net Assets of the Fund as of the end of a Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period
(excluding shares to be repurchased as of the last day of the Fiscal Period after the determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period), exceeds (b) the Net Assets of the Fund as of the beginning of the Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund).

                            (4)    "Net Loss" shall mean the amount by which (a)
the Net Assets of the Fund as of the beginning of a Fiscal Period, increased by the dollar amount of shares of the Fund issued during the Fiscal Period (excluding any shares issued in connection with the reinvestment of dividends and other distributions paid by the Fund), exceeds (b) the Net Assets of the Fund as of the end of the Fiscal Period, increased by the dollar amount of shares of the Fund repurchased during the Fiscal Period (excluding shares to be repurchased as of the last day of the Fiscal Period after the determination of the Incentive Fee) and by the amount of dividends and other distributions paid to shareholders during the Fiscal Period and not reinvested in additional shares (excluding any dividends and other distributions to be paid as of the last day of the Fiscal Period).

          8. The Investment Adviser is responsible for all costs and expenses associated with the provision of its services hereunder including, but not limited to: fees of any consultants or a Sub-Adviser retained by the Investment Adviser (if applicable); the cost of office space, telephone service, heat, light, power and other utilities provided to the Fund; and the salaries of officers of the Fund, and the fees and expenses of the members of the Board of the Fund (the "Trustees") who are also directors, officers or employees of the Investment Adviser, or who are directors, officers or employees of any company affiliated with the Investment Adviser. The Investment Adviser shall, at its own expense, maintain such staff and employ or retain such personnel and consult with such other persons as may be necessary to render the services required to be provided by the Investment Adviser or furnished to the Fund under this Agreement.

          9. Except as provided herein or in another agreement between the Fund and the Investment Adviser, the Fund shall bear all of its own expenses, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund's account such as direct and indirect expenses associated with investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold short but not yet purchased and margin fees); the Management Fee; the Incentive Fee; shareholder servicing fees; any non-investment related interest expense; offering expenses; fees and disbursements of any attorneys and accountants engaged by the Fund; audit and tax preparation fees and expenses; the fees of any administrator or transfer agent retained by the Fund and related expenses; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; fees and travel-related expenses of members of the Board who are not employees of the Investment Adviser or any affiliate of the Investment Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund's transactions among the Investment Adviser and any custodian or other agent engaged by the Fund; any extraordinary expenses; and such other expenses as may be approved from time to time by the Board.

          10.  The compensation  provided to the Investment  Adviser pursuant to
Section 7 hereof shall be the entire compensation for the services provided to the Fund hereunder and the expenses assumed by the Investment Adviser under this Agreement.

          11. The Investment Adviser represents that it: (a) is duly organized in the State of Delaware as a limited liability company under the Delaware Limited Liability Company Act; and (b) is registered as an investment adviser with the Securities and Exchange Commission.

          12. The Investment Adviser will use its best efforts in the supervision and management of the investment activities of the Fund and in providing services hereunder, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations hereunder, the Investment Adviser, its managers, members, officers or employees and their respective affiliates, executors, heirs, assigns, successors and other legal representatives (collectively, "Affiliates") shall not be liable to the Fund for any error of judgment, for any mistake of law or for any act or omission by the Investment Adviser or any of its Affiliates.

          13. (a) The Fund shall indemnify the Investment Adviser and its Affiliates (each an "Indemnified Person") against any and all costs, losses, claims, damages or liabilities, joint or several, including, without limitation, reasonable attorneys' fees and disbursements, resulting in any way from the performance or non-performance of any Indemnified Person's duties with respect to the Fund, except those resulting from the willful malfeasance, bad faith or gross negligence of an Indemnified Person or the Indemnified Person's reckless disregard of such duties, and in the case of criminal proceedings, unless such Indemnified Person had reasonable cause to believe its actions were unlawful (collectively, "disabling conduct"). Indemnification shall be made following:
(i) a final decision on the merits by a court or other body before which the proceeding was brought that the Indemnified Person was not liable by reason of disabling conduct or (ii) a reasonable determination, based upon a review of the facts and reached by (A) the vote of a majority of the Board who are not parties to the proceeding or (B) legal counsel selected by a vote of a majority of the Board in a written advice, that the Indemnified Person is entitled to indemnification hereunder. The Fund shall advance to an Indemnified Person (to the extent that it has available assets and need not borrow to do so) reasonable attorneys' fees and other costs and expenses incurred in connection with defense of any action or proceeding arising out of such performance or non-performance. The Investment Adviser agrees, and each other Indemnified Person will agree as a condition to any such advance, that in the event the Indemnified Person receives any such advance, the Indemnified Person shall reimburse the Fund for such fees, costs and expenses to the extent that it shall be determined that the Indemnified Person was not entitled to indemnification under this Section 13.

                     (b) Notwithstanding any of the foregoing to the contrary, the provisions of this Section 13 shall not be construed so as to relieve the Indemnified Person of, or provide indemnification with respect to, any liability (including liability under Federal securities laws, which, under certain circumstances, impose liability even on persons who act in good faith) to the extent (but only to the extent) that such liability may not be waived, limited or modified under applicable law or that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the provisions of this Section 13 to the fullest extent permitted by law.

          14. Nothing contained in this Agreement shall prevent the Investment Adviser or any of its Affiliates from acting as investment adviser or manager for any other person, firm, fund, account, corporation or other entity and, except as required by applicable law (including Rule 17j-1 under the 1940 Act), shall not in any way bind or restrict the Investment Adviser or any of its Affiliates from buying, selling or trading any securities or other investments for their own accounts or for the account of others for whom they may be acting. Nothing in this Agreement shall limit or restrict the right of the Investment Adviser or any of its Affiliates to engage in any other business or to devote its, his or her time and attention in part to the management or other aspects of any other business whether of a similar or dissimilar nature.

          15. This Agreement shall take effect on the date first set forth above (the "Effective Date") and shall remain in effect for a period of two years from the date of its execution and shall continue in effect from year to year thereafter, provided that such continuance is approved at least annually by the vote of a "majority of the outstanding voting securities" of the Fund, as defined by the 1940 Act and the rules thereunder, or by the Board; and provided that in either event such continuance is also approved by a majority of the Trustees who are not "interested persons," as defined by Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), by vote cast in person at a meeting called for the purpose of voting on such approval. The Fund may at any time, without payment of any penalty, terminate this Agreement upon sixty days' prior written notice to the Investment Adviser, either by majority vote of the Board or by the vote of a "majority of the outstanding voting securities" of the Fund (as defined by the 1940 Act and the rules thereunder). The Investment Adviser may at any time, without payment of penalty, terminate this Agreement upon sixty days' prior written notice to the Fund. This Agreement shall automatically and immediately terminate in the event of its "assignment," as defined by the 1940 Act and the rules thereunder, by the Investment Adviser.

          16. Any notice under this Agreement shall be given in writing and shall be deemed to have been duly given when delivered by hand or facsimile or five days after mailed by certified mail, post-paid, by return receipt requested to the other party at the principal office of such party.

          17. This Agreement may be amended only by the written agreement of the parties. Any amendment shall be required to be approved by the Board and by a majority of the Independent Trustees in accordance with the provisions of
Section 15(c) of the 1940 Act and the rules thereunder. If required by the 1940 Act, any amendment shall also be required to be approved by the vote of a "majority of the outstanding voting securities" of the Fund (as defined by the 1940 Act and the rules thereunder).

          18. This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

          19. The Fund represents that this Agreement has been duly approved by the Board, including the vote of a majority of the Independent Trustees, and by the vote of a "majority of the outstanding voting securities" of the Fund (as defined by the 1940 Act and the rules thereunder).

          20. The parties to this Agreement agree that the obligations of the Fund under this Agreement shall not be binding upon any of the Trustees, Shareholders or any officers, employees or agents, whether past, present or future, of the Fund, individually, but are binding only upon the assets and property of the Fund.

          21.  This Agreement embodies the entire understanding of the parties.

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                                      B-8

          IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

                               ACAP STRATEGIC FUND


                               By: ____________________
                               Name:  Greg Jakubowsky
                               Title: President and Principal Executive Officer

                               SILVERBAY CAPITAL MANAGEMENT LLC


                               By: ____________________
                               Name:  A. Tyson Arnedt
                               Title: Managing Director












                                      B-9